    EXHIBIT 2.1

STOCK PURCHASE AGREEMENT

BY AND AMONG

ELECTRICAL COMPONENTS INTERNATIONAL HOLDINGS COMPANY,

VIASYSTEMS GROUP, INC.,

WIRE HARNESS HOLDING COMPANY, INC.

AND

WIRE HARNESS INDUSTRIES, INC.

Dated as of March 21, 2006

Seller Schedules

Schedule 1.1	Seller Knowledge
Schedule 3.1(b)	Working Capital Calculation Accounting Principles and Methodologies
Schedule 5.3(a)	Seller and Parent Conflicts
Schedule 5.3(b)	Seller and Parent Consents
Schedule 5.4	Liens on Shares
Schedule 5.5	Financial Advisors
Schedule 6.1(a)	Jurisdictions
Schedule 6.2(a)	Company and Subsidiaries Conflicts
Schedule 6.2(b)	Company and Subsidiaries Consents
Schedule 6.4(a)	Subsidiaries
Schedule 6.5(a)(i)	Audited Financial Statements
Schedule 6.5(a)(ii)	Unaudited Financial Statement Assumptions and Methodologies
Schedule 6.5(a)(iii)	Unaudited Financial Statements
Schedule 6.5(e)	Inventories
Schedule 6.6	Undisclosed Liabilities
Schedule 6.7	Absence of Certain Developments
Schedule 6.9(a)	Owned Real Property
Schedule 6.9(b)	Leased Real Property
Schedule 6.10	Tangible Personal Property
Schedule 6.11(a)	Intellectual Property
Schedule 6.12(a)	Material Contracts
Schedule 6.13(a)	Employee Benefit Plans
Schedule 6.13(c)	Benefit Plan Contributions
Schedule 6.13(e)	Employee Benefit Payments
Schedule 6.13(i)	Medical Benefits
Schedule 6.13(j)	Foreign Benefit Plans
Schedule 6.14(c)	Facility Closing
Schedule 6.17	Environmental Matters
Schedule 6.18	Financial Advisors
Schedule 6.19(a)	Related Party Borrowings
Schedule 6.19(b)	Related Party Interests
Schedule 6.20	Insurance
Schedule 6.22	Customers
Schedule 6.23	Suppliers
Schedule 6.24	Product Recalls
Schedule 8.2	Conduct of the Business
Schedule 8.10(b)	Transaction Bonuses
Schedule 8.10(c)	Assumption of Plans
Schedule 8.11	Transition Services
Schedule 8.13(d)	Preliminary Allocation Statement
Schedule 8.15	Restructuring Transactions
Schedule 8.17	Intercompany Balances
Schedule 8.20(a)	Release of Obligations Under Certain Contracts
Schedule 8.20(b)	Release of Obligations Under Certain Guarantees
Schedule 8.28(b)	Reimbursement Obligations
Schedule 9.1(g)(i)	Approvals of Contracts
Schedule 9.1(g)(ii)	Approvals of any Governmental Body
Schedule 9.1(i)	Form of Legal Opinion

Purchaser Schedules

Schedule 7.6	Purchaser Financial Advisors

Exhibits

Exhibit A - Form of Employment Agreement

STOCK PURCHASE AGREEMENT

This STOCK PURCHASE AGREEMENT, dated as of March 21, 2006 (this “Agreement”), is entered into by and among Electrical Components International Holdings Company, a Delaware corporation (“Purchaser”), Viasystems Group, Inc., a Delaware corporation (“Parent”), Wire Harness Holding Company, Inc., a Delaware corporation and an indirect wholly-owned subsidiary of Parent (“Seller”), and Wire Harness Industries, Inc., a Delaware corporation and a direct wholly-owned subsidiary of Seller (the “Company”).

W I T N E S S E T H:

WHEREAS, Seller owns directly 1,000 shares (the “Shares”) of common stock, par value $0.01 per share (“Common Stock”), of the Company, which constitute all of the issued and outstanding shares of capital stock of the Company, and Parent owns indirectly all of the issued and outstanding shares of capital stock of Seller;

WHEREAS, Seller desires to sell to Purchaser, and Purchaser desires to purchase from Seller, the Shares for the purchase price and upon the terms and conditions hereinafter set forth;

WHEREAS, Parent desires that the aforesaid sale be consummated on the terms and conditions set forth in this Agreement, and in connection therewith Parent acknowledges that its non-competition covenant to Purchaser, as provided for in Section 8.18, is an essential element of the aforesaid sale and but for the agreement of Parent to comply with such covenant Purchaser would not have entered into this Agreement; and

WHEREAS, as a material inducement to Purchaser to enter into this Agreement, David Webster shall enter into an Employment Agreement in the form attached as Exhibit A hereto, such agreement to be effective immediately prior to the Closing.

NOW, THEREFORE, in consideration of the premises and the mutual covenants and agreements hereinafter contained, the parties hereby agree as follows:

ARTICLE I -

DEFINITIONS; INTERPRETIVE MATTERS

1.1  Certain Definitions. For purposes of this Agreement, the following terms shall have the meanings specified in this Section 1.1:

“Affiliate” means, with respect to any Person, any other Person that, directly or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such Person, and the term “control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities, by Contract or otherwise; provided, however, that for purposes of Article VI, an “Affiliate” of Seller shall include each of (i) Parent and each direct and indirect subsidiary of Parent and (ii) each officer and director of Parent and each direct and indirect subsidiary of Parent.

“Antitrust Laws” means, collectively, the Sherman Act, as amended, the Clayton Act, as amended, the Federal Trade Commission Act, as amended, and any other United States federal or state or foreign statutes, rules, regulations, orders, decrees, administrative or judicial doctrines or other Laws that are designed to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade.

“Business Day” means any day of the year on which national banking institutions in New York, New York and San Francisco, California are open to the public for conducting business and are not required or authorized by Law to close.

“China Facility” means the wire harness facility located within the Viasystems campus in Guangzhou, People’s Republic of China.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company Group” means any “affiliated group” (as defined in Section 1504(a) of the Code without regard to the limitations contained in Section 1504(b) of the Code) that, at any time before the Closing Date, includes or has included the Company or any Subsidiary or any predecessor of or successor to the Company or any Subsidiary (or another such predecessor or successor), or any other group of corporations that, at any time on or before the Closing Date, files or has filed Tax Returns on a combined, consolidated or unitary basis with the Company or any Subsidiary or any predecessor of or successor to the Company or any Subsidiary (or another such predecessor or successor).

“Company IP” means all Registered IP and all other Intellectual Property owned or purported to be owned by, or exclusively licensed to, the Company and the Subsidiaries.

“Continuing Employees” means those employees of the Company and the Subsidiaries who continue their employment with the Company or a Subsidiary following the Closing Date.

“Contract” means any written or oral contract, subcontract, lease, mortgage, indenture, note, bond, option, license, sublicense, or other agreement.

“Credit Agreement” means that certain Credit Agreement, dated as of January 31, 2003, among Parent, Viasystems, the several banks and other financial institutions party thereto, and JPMorgan Chase Bank, as Administrative Agent, as amended by the First Amendment, dated as of March 19, 2003, the Second Amendment, dated as of December 3, 2003 the Third Amendment, dated as of October 7, 2004, the Fourth Amendment, dated as of March 18, 2005, and the Fifth Amendment, dated as of April 22, 2005.

“Environmental Law” means any applicable foreign, federal, state or local statute, regulation, ordinance, rule of common law or other legal requirement currently in effect relating to (i) the protection of human health, safety as it relates to environmental protection, the environment, natural resources and wildlife, or (ii) the management, manufacture, possession, presence, use, generation, transportation, treatment, storage, disposal, Release, threatened Release, abatement, removal, remediation or handling of any Hazardous Material, including without limitation, the Solid Waste Disposal Act, 42 U.S.C. § 6901 et seq., the Federal Water Pollution Control Act, 33 U.S.C. § 1251, et seq., including the Comprehensive Environmental Response, Compensation and Liability Act (42 U.S.C. § 9601 et seq.), the Hazardous Materials Transportation Act (49 U.S.C. App. § 1801 et seq.), the Resource Conservation and Recovery Act (42 U.S.C. § 6901 et seq.), the Clean Water Act (33 U.S.C. § 1251 et seq.), the Clean Air Act (42 U.S.C. § 7401 et seq.) the Toxic Substances Control Act (15 U.S.C. § 2601 et seq.), and the Federal Insecticide, Fungicide, and Rodenticide Act (7 U.S.C. § 136 et seq.), as each has been amended and the regulations promulgated pursuant thereto.

“GAAP” means generally accepted accounting principles in the United States as of the date of determination.

“Governmental Body” means any government or governmental or regulatory or administrative body thereof, or political subdivision thereof, whether national, federal, state, provincial, municipal, local, foreign or multinational, or any agency, instrumentality, commission or authority thereof, or any court, tribunal or arbitrator (public or private), or any other body exercising, or entitled to exercise, any administrative, executive, judicial, legislative, police, regulatory or taxing authority or power of any nature.

“Hazardous Material” means any substance which is (i) defined as a hazardous substance, hazardous material, hazardous waste, pollutant or contaminant under any Environmental Laws, (ii) a petroleum hydrocarbon, including crude oil or any fraction thereof, (iii) classified under any Environmental Law as hazardous, toxic, corrosive, flammable, explosive, infectious, radioactive or carcinogenic, or (iv) contains asbestos or PCBs.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

“Indenture” means that certain Indenture, dated as of December 17, 2003, among Viasystems, the Guarantors party thereto, and The Bank of New York, as Trustee, as amended by two supplemental indentures, each dated December 31, 2004.

“Intellectual Property” means all worldwide intellectual property rights, including, without limitation, the following: (i) all patents and applications therefor, including continuations, divisionals, continuations-in-part, or reissues of patent applications and patents issuing thereon (collectively, “Patents”); (ii) all trademarks, service marks, trade names, service names, brand names, trade dress rights, logos, Internet domain names and corporate names, together with the goodwill associated with any of the foregoing, and all applications, registrations and renewals thereof, (collectively, “Marks”); (iii) copyrights and registrations and applications therefor, works of authorship and mask work rights (collectively, “Copyrights”); (iv) trade secrets and confidential information; and (v) all Software and Technology.

“IRS” means the Internal Revenue Service.

“Knowledge of Seller” means the actual knowledge of the Persons set forth on Schedule 1.1.

“Law” means any law, statute, code, ordinance, rule, regulation, Order or other legally binding requirement of any Governmental Body.

“Legal Proceeding” means any judicial, administrative or arbitral actions, claims, suits, arbitrations, investigations or proceedings (public or private) by or before a Governmental Body.

“Lien” means any lien, encumbrance, pledge, mortgage, deed of trust, security interest, claim, lease, charge, option, right of first refusal, easement, right of way, servitude or transfer restriction.

“Material Adverse Effect” means any event, circumstance, change, effect or occurrence that, individually or together with any other event, circumstance, change, effect or occurrence, is or would reasonably be expected to be (i) materially adverse to the business, assets, liabilities, properties, results of operations or condition (financial or otherwise) of the Company and the Subsidiaries, taken as a whole (which for the purposes hereof includes the Wire Harness Business), or (ii) materially adverse to the ability of Parent, Seller, the Company or the Subsidiaries, to consummate the transactions contemplated by this Agreement and by the Transaction Documents to which Seller, Parent, the Company or the Subsidiaries are a party, other than any event, circumstance, change, effect or occurrence resulting from an Excluded Matter. “Excluded Matter” means any one or more of the following: (i) any change in the United States or foreign economies or securities or financial markets in general, provided it does not have a materially disproportionate effect on the Company and the Subsidiaries, taken as a whole; (ii) any change that generally affects any industry in which the Company and the Subsidiaries operate, provided it does not have a materially disproportionate effect on the Company and the Subsidiaries, taken a whole; (iii) any action taken by Purchaser or its Affiliates with respect to the transactions contemplated hereby or with respect to the Company and the Subsidiaries; (iv) any changes in applicable accounting rules; (v) the failure of the Company and the Subsidiaries to meet any of their internal projections in and of itself (but not excluding any event, circumstance, change, effect or occurrence that gave rise to, contributed to or caused such failure to meet any such projections); or (vi) the public announcement of this Agreement or the pendency of the transactions contemplated by this Agreement.

“Order” means any order, injunction, judgment, decree, ruling, writ, assessment or arbitration award of a Governmental Body.

“Ordinary Course of Business” means the ordinary and usual course of the Wire Harness Business, consistent with past practices (including with respect to quantity and frequency).

“Permits” means any approvals, authorizations, consents, licenses, permits or certificates of a Governmental Body.

“Permitted Exceptions” means (i) all defects, exceptions, restrictions, easements, rights of way and encumbrances disclosed in policies of, or commitments for, title insurance and/or plats or surveys which have been made available to Purchaser; (ii) statutory liens for current Taxes, assessments or other governmental charges not yet delinquent or the amount or validity of which is being contested in good faith by appropriate proceedings, provided an appropriate reserve is established therefor on the Financial Statements or the Closing Date Statement; (iii) landlords’, mechanics’, carriers’, workers’, repairers’ and similar Liens arising by operation of law and/or incurred in the Ordinary Course of Business; (iv) zoning, entitlement and other land use and environmental regulations by any Governmental Body; (v) title of a lessor under a capital or operating lease; and (vi) such other imperfections in title, charges, easements, restrictions and encumbrances which would not, individually or in the aggregate, reasonably be expected to materially detract from the value, or materially impair the use, of such property as it presently used.

“Person” means any individual, corporation, partnership, firm, joint venture, association, joint-stock company, limited liability company, limited liability partnership, labor union, trust, unincorporated organization, Governmental Body or other entity.

“Rebate” includes all rebates granted or accrued or committed to be granted or accrued by the Company or any Subsidiary to or for the benefit of any customer of the Company or any Subsidiary, including any amounts prepaid, paid or credited, or committed to be prepaid, paid or credited, including in connection with any volume discount, price protection, price reduction avoidance, prepaid price reduction, contract extension or similar arrangement.

“Release” means any release, spill, emission, leaking, pumping, pouring, escaping, dumping, injection, deposit, disposal, discharge, dispersal, or leaching into the environment, including, without limitation, the disposal of barrels, containers or other receptacles.

“Remedial Action” means all actions required by Environmental Laws to clean up, remove, treat or address any Hazardous Material in the environment at levels exceeding those allowed by applicable Environmental Laws, including pre-remedial studies and investigations or post-remedial monitoring and care.

“Restructuring” means each of the transactions contemplated by Schedule 8.15.

“Software” means any and all (i) computer programs, including any and all software implementations of algorithms, models and methodologies, whether in source code or object code, (ii) databases and compilations, including any and all data and collections of data, whether machine readable or otherwise, (iii) descriptions, flow-charts and other work product used to design, plan, organize and develop any of the foregoing, screens, user interfaces, report formats, firmware, development tools, templates, menus, buttons and icons and (iv) all documentation including user manuals and other training documentation related to any of the foregoing.

“Subsidiaries” means the entities set forth on Schedule 6.4(a).

“Target Working Capital Amount” means Thirty-One Million Dollars ($31,000,000).

“Taxes” means (i) all federal, state, local or foreign taxes, charges, fees, imposts, levies or other assessments, including, without limitation, all net income, gross receipts, capital, sales, use, ad valorem, value added, transfer, franchise, profits, inventory, capital stock, license, withholding, payroll, employment, social security, unemployment, excise, severance, stamp, occupation, property and estimated taxes, customs duties, fees, assessments and charges of any kind whatsoever, (ii) all interest, penalties, fines, additions to tax or additional amounts imposed by any taxing authority in connection with any item described in clause (i) and (iii) any and all Taxes imposed on any member of a consolidated, combined or unitary group of which the Company or any Subsidiary (or any predecessor thereof) is or was a member on or prior to the Closing Date, by reason of the liability of the Company or any Subsidiary (or any predecessor thereof), pursuant to Treasury Regulation Section 1.1502-6(a) (or any predecessor or successor thereof or any analogous or similar provision under state, local or foreign Law).

“Tax Laws” means all Laws relating to Taxes.

“Tax Reserve” means the aggregate amount of any reserve or accrual for Taxes taken into account in the determination of Closing Date Working Capital.

“Tax Return” means all returns, declarations, reports, estimates, information returns and statements required to be filed in respect of any Taxes.

“Tax Threshold” means $25,000.

“Technology” means, collectively, all designs, formulae, algorithms, procedures, methods, techniques, ideas, know-how, research and development, technical data, programs, subroutines, tools, materials, specifications, processes, inventions (whether patentable or unpatentable and whether or not reduced to practice), apparatus, creations, improvements, works of authorship and other similar materials, and all recordings, graphs, drawings, reports, analyses, and other writings, and other tangible embodiments of the foregoing, in any form whether or not specifically listed herein, and all related technology.

“Transaction Documents” means each agreement, document, instrument or certificate contemplated by this Agreement or to be executed by any party to this Agreement in connection with the consummation of the transactions contemplated by this Agreement.

“Viasystems” means Viasystems, Inc., a Delaware corporation and direct wholly-owned subsidiary of Parent.

“Wire Harness Business” means the business currently conducted by Parent and its subsidiaries in the manufacture, assembly and marketing of wire harness and cable assembly components, and the provision of white goods assembly services, at their operations located at Mishawaka, Indiana, El Paso, Texas, Juarez and Chihuahua, Mexico, Guangzhou, People’s Republic of China, Hong Kong and at Parent’s corporate headquarters in St. Louis, Missouri.

1.2  Terms Defined Elsewhere in this Agreement. For purposes of this Agreement, the following terms have meanings set forth in the sections indicated:

TERM	SECTION
2005 FINANCIALS	SECTION 8.1(C)
ACTUAL CAPEX AMOUNT	8.28(A)
AGREEMENT	PREAMBLE
AUDITED FINANCIAL STATEMENTS	6.5(A)
BALANCE SHEET	6.5(A)
BALANCE SHEET DATE	6.5(A)
CAP	10.2(A)(II)
CAPEX TARGET AMOUNT	8.28(A)
CLOSING	4.1
CLOSING DATE	4.1
CLOSING DATE ALLOCATION STATEMENT	8.13(D)
CLOSING DATE STATEMENT	3.1(B)(II)
CLOSING DATE WORKING CAPITAL	3.1(B)(II)
CLOSING NET AMOUNT	3.1(B)(V)
COLLAR AMOUNT	3.1(B)(I)
COMMITMENT LETTER	7.7
COMMON STOCK	RECITALS
COMPANY	PREAMBLE
CONFIDENTIALITY AGREEMENT	8.6
COPYRIGHTS	1.1 (IN INTELLECTUAL PROPERTY DEFINITION)
CREDIT AGREEMENT RELEASE DOCUMENTS	8.25(A)
DEDUCTIBLE	10.2(A)(I)
EMPLOYEE BENEFIT PLAN	6.13(A)
EMPLOYEE PENSION PLAN	6.13(B)
ENVIRONMENTAL PERMITS	6.17(A)
EQUITY COMMITMENTS	7.7
ERISA	6.13(A)
ERISA AFFILIATE	6.13(H)
ESTIMATED PURCHASE PRICE	3.1(B)(I)
ESTIMATED STATEMENT	3.1(B)(I)
ESTIMATED WORKING CAPITAL	3.1(B)(I)(A)
EXCLUDED CLAIM	10.3(D)
EXCLUDED MATTER	1.1 (IN MATERIAL ADVERSE EFFECT DEFINITION)
EXPENSES	10.1(A)
FINAL DETERMINATION	10.3(C)
FINANCIAL STATEMENTS	6.5(A)
FINANCING	7.7
FOREIGN BENEFIT PLAN	6.13(J)
INDEMNITEES	8.7(A)
INDENTURE RELEASE DOCUMENTS	8.25(B)
INDEPENDENT ACCOUNTING FIRM	3.1(B)(III)(B)
LOSSES	10.1(A)
MARKS	1.1 (IN INTELLECTUAL PROPERTY DEFINITION)
MATERIAL CONTRACTS	6.12(A)
NONCOMPETITION PERIOD	8.18(A)
NEGATIVE CLOSING ADJUSTMENT AMOUNT	3.1(B)(V)
NEGATIVE ESTIMATE ADJUSTMENT AMOUNT	3.1(B)(I)
OUTSIDE DATE	4.3(A)
OWNED PROPERTY(IES)	6.9(A)
PARENT	PREAMBLE
PARENT PLANS	8.10(C)
PATENTS	1.1 (IN INTELLECTUAL PROPERTY DEFINITION)
POSITIVE CLOSING ADJUSTMENT AMOUNT	3.1(B)(V)
POSITIVE ESTIMATE ADJUSTMENT AMOUNT	3.1(B)(I)
POST-CLOSING TAXABLE PERIOD	8.12(B)(II)
PRE-CLOSING TAXABLE PERIOD	8.12(B)(II)
PRELIMINARY ALLOCATION STATEMENT	8.13(D)
PRELIMINARY PURCHASE PRICE	3.1(A)
PURCHASE PRICE	3.1(B)(VI)
PURCHASER	PREAMBLE
PURCHASER INDEMNIFIED PARTIES	10.1(A)
PURCHASER PLANS	8.10(A)
REAL PROPERTY LEASE(S)	6.9(B)
REGISTERED IP	6.11(A)
REIMBURSEMENT PERIOD	8.28(A)
REPRESENTATIVES	6.26
SECTION 338(H)(10) ELECTION	8.13(A)
SECURITIES ACT	7.5
SELLER	PREAMBLE
SELLER INDEMNIFIED PARTIES	10.1(B)
SELLER MARKS	8.16
SEPARATE PRE-CLOSING TAX RETURNS	8.12(B)(II)
SERVICES	8.11(C)
SHARES	RECITALS
STRADDLE PERIOD	8.12(B)(IV)
SURVIVAL PERIOD	11.1
TAX AUTHORITY	8.12(D)(I)
THIRD PARTY CLAIM	10.3(B)
TRANSFER TAX	8.12(F)
TRANSFER TAX PARTY	8.12(F)
UNAUDITED FINANCIAL STATEMENTS	6.5(A)
WARN ACT	6.14(C)
WORKING CAPITAL	3.1(B)(I)(A)

1.3  Other Definitional and Interpretive Matters. Unless otherwise expressly provided, for purposes of this Agreement, the following rules of interpretation shall apply:

(a)  Calculation of Time Period. When calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period shall be excluded. If the last day of such period is a non-Business Day, the period in question shall end on the next succeeding Business Day.

(b)  Dollars. Any reference in this Agreement to $ shall mean U.S. dollars, and any amounts denominated in U.S. dollars shall mean the amount set forth or the equivalent of such amount in any other currency or currencies.

(c)  Headings. The headings contained in this Agreement are for purposes of convenience only and will not affect the meaning or interpretation of this Agreement. Unless otherwise expressly indicated, any reference in this Agreement (including any Schedule hereto) to an “Article,” “Section,” “subsection,” “paragraph” or “subparagraph” followed by a number or letter or combination of the two will be a reference to the particular Article, Section, subsection, paragraph or subparagraph of this Agreement bearing such number, letter or combination thereof.

(d)  Hereof and Herein. The terms “hereof,” “herein,” “hereunder” and comparable terms refer, unless otherwise expressly indicated, to this Agreement as a whole and not to any particular Article, Section, subsection, paragraph, subparagraph or other subdivision hereof or any Schedule, Exhibit or other attachment hereto.

(e)  Including. The terms “include,” “includes” and “including” will be deemed to be followed by the words “without limitation.”

(f)  Gender and Number. Whenever the context so requires, the singular number will include the plural and the plural will include the singular, and the gender of any pronoun will include the other gender or neuter, as applicable.

(g)  Statutes and Regulations. Any reference in this Agreement to a particular statute, regulation or code (including any specific provision thereof) includes all regulations and rules thereunder, all amendments thereto in force from time to time (including amendments to provision references) and every applicable Law in effect that supplements, replaces or supersedes such statute, regulation or code.

1.4  Construction. The parties hereto have participated jointly in the negotiation and drafting of this Agreement and, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as jointly drafted by the parties hereto and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

ARTICLE II -

SALE AND PURCHASE OF SHARES

2.1  Sale and Purchase of Shares. Upon the terms and subject to the conditions contained herein, at the Closing, Seller agrees to sell, assign, transfer, convey and deliver to Purchaser, and Purchaser agrees to purchase from Seller, the Shares.

ARTICLE III -

CONSIDERATION

3.1  Consideration.

(a)  Preliminary Purchase Price. The preliminary purchase price for the Shares and the covenant not to compete contained in Section 8.18 (Non-Competition) shall be an amount of cash equal to Three Hundred Twenty Million Dollars ($320,000,000.00) (the “Preliminary Purchase Price”). The Preliminary Purchase Price shall be allocated in accordance with Section 8.13. On the Closing Date, Purchaser shall pay the Preliminary Purchase Price, as adjusted pursuant to Section 3.1(b)(i), to Seller, which shall be paid by wire transfer of immediately available United States funds into an account or accounts designated by Seller not less than three (3) days prior to the Closing Date.

(b)  Adjustment of Preliminary Purchase Price. The Preliminary Purchase Price shall be subject to adjustment as provided in this Section 3.1(b).

(i)  Determination of Estimated Purchase Price. As of the close of business on the fifth (5th) Business Day immediately preceding the Closing Date, Seller will deliver to Purchaser a statement (the “Estimated Statement”) setting forth:

(A)  Seller’s reasonable good faith estimate of (1) the current assets of the Company and the Subsidiaries, including cash and cash equivalents, minus (2) the current liabilities of the Company, in each case, (x) calculated as of the Closing Date and after giving effect to the Restructuring and reflecting an accrual for bonuses payable to Continuing Employees for the allocable portion of 2006 fiscal year under Parent’s Annual Incentive Compensation Plan and the Senior Executive MBO Plan and (y) prepared in accordance with the accounting principles and methodologies employed by Seller in preparing the Balance Sheet and those set forth on Schedule 3.1(b) consistently applied (such amount generally, “Working Capital,” and such amount estimated as of the Closing Date, the “Estimated Working Capital”); provided that solely for the purpose of calculating the Estimated Working Capital, cash and cash equivalents shall be reflected as $1,000,000, irrespective of the actual Closing Date estimate thereof; and

(B)  the calculation of the Estimated Purchase Price (as defined below).

The Estimated Statement shall be signed by Seller’s Chief Financial Officer and accompanied by reasonable supporting documentation. Purchaser shall have the right to review the Estimated Statement and such supporting documentation or data of Seller and the Company as Purchaser may reasonably request. In the event that Purchaser does not agree with Seller’s estimate, Seller and Purchaser shall negotiate in good faith to mutually agree on an acceptable estimate of the Estimated Working Capital, and Seller shall consider in good faith any proposed comments or changes that Purchaser may reasonably suggest; provided, however, that Seller’s failure to include in the Estimated Statement any changes proposed by Purchaser, or the acceptance by Purchaser of the Estimated Statement, shall not limit or otherwise affect Purchaser’s remedies under this Agreement, including Purchaser’s right to include such changes or other changes in the Closing Date Statement, or constitute an acknowledgment by Purchaser of the accuracy of the Estimated Statement.

“Estimated Purchase Price” means the sum of (x) the Preliminary Purchase Price and (y) the Estimated Working Capital minus the Target Working Capital Amount; provided, however, if:

(1) the Estimated Purchase Price results in an increase in the Preliminary Purchase Price by more than One Million Dollars ($1,000,000) (the “Collar Amount”), the Preliminary Purchase Price shall be adjusted upward only by the amount by which the amount of such increase exceeds the Collar Amount (such amount, a “Positive Estimate Adjustment Amount”);

(2) the Estimated Purchase Price does not result in an increase or decrease in the Preliminary Purchase Price by more than the Collar Amount, the Estimated Purchase Price shall be equal to the Preliminary Purchase Price; or

(3) the Estimated Purchase Price results in a decrease in the Preliminary Purchase Price by more than the Collar Amount, the Preliminary Purchase Price shall be adjusted downward by the amount of such decrease exceeds the Collar Amount (such amount, a “Negative Estimate Adjustment Amount”).

(ii)  Closing Date Statement. No later than sixty (60) calendar days after the Closing Date, Purchaser shall prepare and deliver to Seller a statement of the actual Working Capital as of the Closing Date (such amount, the “Closing Date Working Capital” and such statement, the “Closing Date Statement”), which Closing Date Statement shall be prepared in accordance with the accounting principles and methodologies employed by Seller in preparing the Balance Sheet and those set forth on Schedule 3.1(b) consistently applied. The Closing Date Statement shall be signed by Purchaser’s Chief Financial Officer and accompanied by reasonable supporting documentation. Seller shall and shall cause its accountants to cooperate with Purchaser and its accountants to the extent required to enable Purchaser to prepare the Closing Date Statement in accordance with this Agreement.

(iii)  Disputes.

(A)  Subject to clause (B) of this Section 3.1(b)(iii), the Closing Date Statement delivered by Purchaser to Seller shall be deemed to be and shall be final, binding and conclusive on the parties hereto.

(B)  Seller may dispute any amounts reflected on the Closing Date Statement, but only on the basis that the amounts reflected on the Closing Date Statement were not arrived at in accordance with the accounting principles and methodologies employed by Seller in preparing the Balance Sheet and those set forth on Schedule 3.1(b) consistently applied; provided, however, that Seller shall be deemed to have agreed to each item or amount set forth in the Closing Date Statement (and waived any right to dispute the same) unless Seller has notified Purchaser in writing of each disputed item, specifying the amount thereof in dispute and setting forth, in reasonable detail, the basis for such dispute, within thirty (30) calendar days after Purchaser’s delivery of the Closing Date Statement to Seller. In the event of such a dispute, Seller and Purchaser shall attempt to reconcile their differences, and any resolution by them as to any disputed amounts shall be final, binding and conclusive on the parties hereto; provided that, such amounts shall not be less than the amounts shown in Purchaser’s calculation delivered pursuant to Section 3.1(b)(ii) nor more than the amounts shown in Seller’s calculation delivered pursuant to this Section 3.1(b)(iii)(B). If Seller and Purchaser are unable to reach a resolution with such effect within thirty (30) calendar days after receipt by Purchaser of Seller’s written notice of dispute, Seller and Purchaser shall submit the items remaining in dispute for resolution to an independent accounting firm of international reputation mutually acceptable to Purchaser and Seller (such other accounting firm being referred to herein as the “Independent Accounting Firm”), which shall, within forty five (45) calendar days after such submission, determine and report to Purchaser and Seller upon such remaining disputed items, and such report shall be final, binding and conclusive on the parties hereto. The fees and disbursements of the Independent Accounting Firm shall be allocated between Seller and Purchaser in the same proportion that the aggregate amount of such remaining disputed items so submitted to the Independent Accounting Firm that is unsuccessfully disputed by each such party (as finally determined by the Independent Accounting Firm) bears to the total amount of such remaining disputed items so submitted.

(C)  In acting under this Agreement, Purchaser’s accountants, Seller’s accountants and the Independent Accounting Firm shall be entitled to the privileges and immunities of arbitrators.

(iv)  Final Closing Date Statement. The Closing Date Statement shall be deemed final for the purposes of this Section 3.1(b) upon the earliest of (A) the failure of Seller to notify Purchaser of a dispute within thirty (30) calendar days of Purchaser’s delivery of the Closing Date Statement to Seller, (B) the resolution of all disputes, pursuant to Section 3.1(b)(iii)(B), by Purchaser and Seller and (C) the resolution of all disputes, pursuant to Section 3.1(b)(iii)(B), by the Independent Accounting Firm.

(v)  Purchase Price Adjustment. Within three (3) Business Days after the Closing Date Statement being deemed final, the Estimated Purchase Price shall be increased or decreased, if at all, as follows:

(A)  if the Preliminary Purchase Price was increased by a Positive Estimate Adjustment Amount and (1) the Closing Net Amount (as defined below) results in a Positive Closing Adjustment Amount (as defined below), then the Estimated Purchase Price shall be increased or decreased by the difference between the Positive Estimate Adjustment Amount and the Positive Closing Adjustment Amount, (2) the Closing Net Amount results in no adjustment, then the Estimated Purchase Price shall be decreased by the Positive Estimate Adjustment Amount or (3) the Closing Net Amount results in a Negative Closing Adjustment Amount, the Estimated Purchase Price shall be decreased by the sum of (a) the Positive Estimate Adjustment Amount and (b) the Negative Closing Adjustment Amount (expressed as positive number);

(B)  if the Preliminary Purchase Price was not increased by a Positive Estimate Adjustment Amount or decreased by a Negative Estimate Adjustment Amount and (1) the Closing Net Amount results in a Positive Closing Adjustment Amount, then the Estimated Purchase Price shall be increased by such Positive Closing Adjustment Amount, (2) the Closing Net Amount results in no adjustment, then the Estimated Purchase Price shall not be adjusted or (3) the Closing Net Amount results in a Negative Closing Adjustment Amount, the Estimated Purchase Price shall be decreased by such Negative Closing Adjustment Amount; or

(C)  if the Preliminary Purchase Price was decreased by a Negative Estimate Adjustment Amount and (1) the Closing Net Amount results in a Positive Closing Adjustment Amount, the Estimated Purchase Price shall be increased by the sum of (a) such Positive Closing Adjustment Amount and (b) the Negative Estimate Adjustment Amount (expressed as positive number), (2) the Closing Net Amount results in no adjustment, then the Estimated Purchase Price shall be increased by the Negative Estimate Adjustment Amount or (3) the Closing Net Amount results in a Negative Closing Adjustment Amount, then the Estimated Purchase Price shall be increased or decreased by the difference between the Negative Estimate Adjustment Amount and the Negative Closing Adjustment Amount.

“Closing Net Amount” means the net amount of the difference between the Closing Date Working Capital reflected in the Closing Date Statement and the Target Working Capital Amount. The amount, if any, by which the Closing Net Amount (if positive) exceeds the Collar Amount is referred to herein as the “Positive Closing Adjustment Amount” and the amount, if any, by which the Closing Net Amount (if negative, expressed as a positive number) exceeds the Collar Amount is referred to herein as the “Negative Closing Adjustment Amount.” The Closing Net Amount will be deemed to result in “no adjustment” if the Closing Net Amount (expressed as a positive number) is less than the Collar Amount.

(vi)  Payment. If the amount of any adjustment pursuant to clause (v) above results in an increase in the Estimated Purchase Price, then Purchaser shall, within three (3) Business Days after the Closing Date Statement being deemed final, pay to Seller the amount of such increase by wire transfer of immediately available funds to the account specified by Seller. If the amount of any adjustment pursuant to clause (v) above results in a decrease in the Estimated Purchase Price, then Seller shall, within three (3) Business Days after the Closing Date Statement being deemed final, pay to Purchaser the amount of such decrease by wire transfer of immediately available funds to the account specified by Purchaser. Any payment amount shall bear interest thereon from the Closing Date to the date of payment at the rate equal to one percent (1%) above the prime rate of JPMorgan Chase Bank, N.A. on the Closing Date. For the avoidance of doubt, application of the foregoing adjustments is intended to put each party in the economic position it would have been in if the Estimated Purchase Price (taking into account the Collar Amount and all cash and cash equivalents) had exactly equaled the Closing Date Working Capital. The Preliminary Purchase Price as so adjusted by this Section 3.1(b), is referred to herein as the “Purchase Price.”

ARTICLE IV -

CLOSING AND TERMINATION

4.1  Closing Date. Subject to the satisfaction of the conditions set forth in Sections 9.1 and 9.2 hereof (or the waiver thereof by the party entitled to waive that condition), the closing of the sale and purchase of the Shares provided for in Section 2.1 hereof (the “Closing”) shall take place at the offices of Weil, Gotshal & Manges LLP located at 200 Crescent Court, Suite 300, Dallas, Texas 75201 (or at such other place as the parties may designate in writing) at 10:00 a.m. (Dallas, Texas time) on (i) May 1, 2006, if each condition to the Closing set forth in Article IX is satisfied on or prior to such date (other than conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions) or (ii) May 31, 2006, if each condition to the Closing set forth in Article IX is satisfied after May 1, 2006 and on or prior to May 31, 2006 (other than conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions), unless, in each case, another time or date, or both are agreed to in writing by the parties hereto. The date on which the Closing shall be held is referred to in this Agreement as the “Closing Date”; provided, however, that if the Closing is held on May 1, 2006, for purposes of Section 3.1(b) the Closing Date shall be deemed to be April 30, 2006.

4.2  Closing Deliveries. At the Closing:

(a)  Seller and, where applicable, Parent or the Company shall deliver or cause to be delivered to Purchaser:

(i)  a receipt for the Estimated Purchase Price;

(ii)  evidence reasonably satisfactory to Purchaser of the completion of each of the transactions set forth on Schedule 8.15;

(iii)  a stock certificate representing the Shares, duly endorsed in blank or accompanied by stock transfer powers duly executed in blank, with all required stock transfer tax stamps affixed thereto;

(iv)  a certificate executed by a duly authorized officer of Seller, Parent and the Company, certifying as to the matters set forth in Sections 9.1(a) and (b); and

(v)  a statement from Seller certifying that it is not a foreign person within the meaning of Section 1445 of the Code.

(b)  Purchaser shall deliver or cause to be delivered to Seller:

(i)  a certificate executed by a duly authorized officer of Purchaser, certifying as to the matters set forth in Sections 9.2(a) and (b); and

(ii)  evidence of the wire transfer of the Estimated Purchase Price pursuant to Section 3.1(a).

(c)  All deliveries at the Closing as provided for in this Section 4.2 shall be deemed to be made and effected simultaneously and all such deliveries shall be deemed to be in escrow until all such deliveries have been made and effected.

4.3  Termination of Agreement. This Agreement may be terminated prior to the Closing as follows:

(a)  at the election of Seller or Purchaser on or after June 1, 2006, if the Closing shall not have occurred by the close of business on such date; provided, however, that the terminating party is not in material default of any of its obligations hereunder, and provided, further, that such date shall be automatically extended for 60 days if only the conditions to Closing set forth in Sections 9.1(d) and 9.2(d) remain unsatisfied or unwaived at June 1, 2006;

(b)  by mutual written consent of Seller and Purchaser;

(c)  by Seller or Purchaser if there shall have been enacted, issued, promulgated or enforced any Law that makes the consummation of the transactions contemplated hereby illegal, or if there shall be in effect a final nonappealable Order of a Governmental Body of competent jurisdiction permanently restraining, enjoining or otherwise prohibiting the consummation of the transactions contemplated hereby; it being agreed that the parties hereto shall promptly appeal any adverse determination which is not nonappealable (and pursue such appeal with reasonable diligence);

(d)  by Seller if there shall have been a breach of any representation, warranty, covenant or agreement of Purchaser set forth in this Agreement, which breach would give rise to a failure of a condition set forth in Sections 9.2(a) or (b), and such breach shall not have been cured within thirty (30) days following receipt by Purchaser of written notice of such breach from Seller;

(e)  by Purchaser if there shall have been a breach of any representation, warranty, covenant or agreement of Parent or Seller set forth in this Agreement, which breach would give rise to a failure of a condition set forth in Sections 9.1(a) or (b), and such breach shall not have been cured within thirty (30) days following receipt by Seller of written notice of such breach from Purchaser;

(f)  by Purchaser if Seller fails to deliver the 2005 Financials in accordance with Section 8.1(c) on or prior to April 1, 2006; or

(g)  by Purchaser if the condition specified in Section 9.1(l) shall not have been satisfied.

4.4  Procedure Upon Termination. In the event of termination and abandonment by Purchaser or Seller, or both, pursuant to Section 4.3, written notice thereof shall forthwith be given to the other party or parties, specifying the provision of Section 4.3 pursuant to which such termination is made, and this Agreement shall terminate, and the purchase of the Shares hereunder and the other transactions contemplated hereby shall be abandoned, without further action by Purchaser or Seller.

4.5  Effect of Termination. In the event that this Agreement is validly terminated in accordance with Section 4.3, then each of the parties shall be relieved of its duties and obligations arising under this Agreement after the date of such termination and such termination shall be without liability to Purchaser, Parent, Seller, the Company or any Subsidiary, provided that no such termination shall relieve any party hereto from liability for any willful breach of this Agreement and, provided, further, that the obligations of the parties set forth in Article XI hereof shall survive any such termination and shall be enforceable hereunder.

ARTICLE V -

REPRESENTATIONS AND WARRANTIES OF SELLER AND PARENT

Each of Seller and Parent hereby represents and warrants to Purchaser that the statements contained in this Article V are true and correct on the date of this Agreement and will be true and correct on the Closing Date (after giving effect to the Restructuring) as though made as of the Closing Date (after giving effect to the Restructuring):

5.1  Organization and Good Standing. Each of Seller and Parent is a corporation duly organized and validly existing under the laws of the State of Delaware and has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now conducted. Each of Parent and Seller is duly qualified or authorized to do business as a foreign corporation and is in good standing under the laws of each jurisdiction in which it owns or leases real property and each other jurisdiction in which the conduct of its business or the ownership of its properties requires such qualification or authorization, except where the failure to be so qualified, authorized or in good standing would not have a Material Adverse Effect.

5.2  Authorization of Agreement. Each of Seller and Parent has all requisite power and authority to execute and deliver this Agreement and each other Transaction Document to which Seller or Parent is a party in connection with the consummation of the transactions contemplated by this Agreement, and to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and the Transaction Documents to which Seller or Parent is a party and the consummation of the transactions contemplated hereby and thereby have been duly authorized by all requisite corporate action on the part of Seller and Parent. This Agreement has been, and each of the Transaction Documents to which Seller or Parent is a party will be at or prior to the Closing, duly and validly executed and delivered by Seller and Parent, and (assuming the due authorization, execution and delivery by the other parties hereto and thereto) this Agreement constitutes, and each Transaction Document to which Seller or Parent is a party, when so executed and delivered, will constitute, the legal, valid and binding obligations of Seller and Parent, enforceable against each of them in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar Laws affecting creditors’ rights and remedies generally, and subject, as to enforceability, to general principles of equity, including principles of commercial reasonableness, good faith and fair dealing (regardless of whether enforcement is sought in a proceeding at law or in equity).

5.3  Conflicts; Consents of Third Parties.

(a)  Except as set forth on Schedule 5.3(a), none of the execution and delivery by Seller or Parent of this Agreement or the Transaction Documents to which Seller or Parent is a party, the consummation of the transactions contemplated hereby or thereby, or compliance by Seller or Parent with any of the provisions hereof or thereof will conflict with, or result in any violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination or cancellation under, any provision of (i) the constituent documents of Seller or Parent; (ii) any Contract or Permit to which Seller or Parent is a party or by which any of their respective properties or assets are bound; (iii) any Order of any Governmental Body applicable to Seller or Parent or by which any of their respective properties or assets are bound; or (iv) any applicable Law, other than, in the case of clauses (ii) and (iii), such conflicts, violations, defaults, terminations or cancellations that would not reasonably be expected to have a Material Adverse Effect.

(b)  Except as set forth on Schedule 5.3(b), no consent, waiver, approval, Order, Permit or authorization of, or declaration or filing with, or notification to, any Person or Governmental Body is required on the part of Seller or Parent in connection with the execution and delivery of this Agreement or the Transaction Documents to which Seller or Parent is a party or the compliance by Seller or Parent with any of the provisions hereof or thereof, or the consummation of the transactions contemplated hereby or thereby, except for (i) compliance with the applicable requirements of the HSR Act and (ii) such consents, waivers, approvals, Orders, Permits, authorizations, declarations, filings or notifications, the failure of which to obtain or make would not reasonably be expected to have a Material Adverse Effect.

5.4  Ownership and Transfer of Shares. Except as set forth on Schedule 5.4, Seller is the record and beneficial owner of the Shares, free and clear of any and all Liens. Seller has the power and authority to sell, transfer, assign and deliver such Shares as provided in this Agreement, and such delivery will convey to Purchaser good and marketable title to such Shares, free and clear of any and all Liens. Seller is not a party to any voting trust or other Contract with respect to the voting, redemption, sale, transfer or other disposition of the Shares, and has not granted any proxy, in whole or in part, with respect to the Shares.

5.5  Financial Advisors. Except as set forth on Schedule 5.5, no Person has acted, directly or indirectly, as a broker, finder or financial advisor for Seller or Parent in connection with the transactions contemplated by this Agreement and no Person is entitled to any fee or commission or like payment from Purchaser in respect thereof.

ARTICLE VI -

REPRESENTATIONS AND WARRANTIES RELATING TO THE COMPANY AND THE SUBSIDIARIES

Parent, Seller and the Company hereby represent and warrant to Purchaser that the statements contained in this Article VI are true and correct on the date of this Agreement and will be true and correct on the Closing Date (after giving effect to the Restructuring) as though made as of the Closing Date (after giving effect to the Restructuring):

6.1  Organization and Good Standing; Authorization.

(a)  The Company is a corporation duly organized and validly existing under the laws of the State of Delaware and has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now conducted. The Company is duly qualified or authorized to do business as a foreign corporation and is in good standing under the laws of each of the jurisdictions identified on Schedule 6.1(a), which are the only jurisdictions in which the Company owns or leases real property or in which the conduct of its business or the ownership of its properties requires such qualification or authorization, except where the failure to be so qualified, authorized or in good standing would not reasonably be expected to have a Material Adverse Effect.

(b)  Each of the Company and the Subsidiaries have all requisite power and authority to execute and deliver this Agreement and each other Transaction Document to which the Company or any such Subsidiary is a party in connection with the consummation of the transactions contemplated by this Agreement, and to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and the Transaction Documents to which the Company or any such Subsidiary is a party and the consummation of the transactions contemplated hereby and thereby have been duly authorized by all requisite corporate action on the part of the Company and such Subsidiary. This Agreement has been, and each of the Transaction Documents to which the Company or any such Subsidiary is a party will be at or prior to the Closing, duly and validly executed and delivered by the Company and such Subsidiary, and (assuming the due authorization, execution and delivery by the other parties hereto and thereto) this Agreement constitutes, and each Transaction Document to which the Company or such Subsidiary is a party, when so executed and delivered, will constitute, the legal, valid and binding obligations of the Company and such Subsidiary, enforceable against each of them in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar laws affecting creditors’ rights and remedies generally, and subject, as to enforceability, to general principles of equity, including principles of commercial reasonableness, good faith and fair dealing (regardless of whether enforcement is sought in a proceeding at law or in equity).

6.2  Conflicts; Consents of Third Parties.

(a)  Except as set forth on Schedule 6.2(a), none of the execution and delivery by the Company or the Subsidiaries of this Agreement or the Transaction Documents to which the Company or any such Subsidiary is a party, the consummation of the transactions contemplated hereby or thereby, or compliance by the Company or such Subsidiary with any of the provisions hereof or thereof will conflict with, or result in any violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination or cancellation under, any provision of (i) the constituent documents of the Company or such Subsidiary; (ii) any Contract or Permit to which the Company or such Subsidiary is a party or by which any of their respective properties or assets are bound; (iii) any Order of any Governmental Body applicable to the Company or such Subsidiary or by which any of their respective properties or assets are bound; or (iv) any applicable Law, other than, in the case of clauses (ii) and (iii), such conflicts, violations, defaults, terminations or cancellations that would not reasonably be expected to have a Material Adverse Effect.

(b)  Except as set forth on Schedule 6.2(b), no consent, waiver, approval, Order, Permit or authorization of, or declaration or filing with, or notification to, any Person or Governmental Body is required on the part of the Company or the Subsidiaries in connection with the execution and delivery of this Agreement or the Transaction Documents to which the Company or any such Subsidiary is a party or the compliance by the Company or such Subsidiary with any of the provisions hereof or thereof, or the consummation of the transactions contemplated hereby or thereby, except for (i) compliance with the applicable requirements of the HSR Act and (ii) such consents, waivers, approvals, Orders, Permits, authorizations, declarations, filings or notifications, the failure of which to obtain or make would not reasonably be expected to have a Material Adverse Effect.

6.3  Capitalization.

(a)  The authorized capital stock of the Company consists of the Shares of Common Stock. There is no other capital stock or equity securities of the Company authorized for issuance. The Shares constitute all of the issued and outstanding Common Stock and no shares of Common Stock are held by the Company as treasury stock. All of the issued and outstanding shares of Common Stock were duly authorized for issuance and are validly issued, fully paid and non-assessable and are not subject to, nor were they issued in violation of, preemptive rights.

(b)  There is no existing option, warrant, call, right, phantom stock right, stock appreciation right, or Contract of any character to which the Company is a party requiring, and there are no securities of the Company outstanding which upon conversion, exercise or exchange would require, the issuance or transfer of any shares of capital stock or other equity securities of the Company or other securities convertible into exercisable or exchangeable for or evidencing the right to subscribe for or purchase shares of capital stock or other equity securities of the Company, nor are there any equity equivalent interests or other similar rights in the ownership or earnings of the Company. The Company is not a party to any voting trust or other Contract with respect to the voting of the Shares, or any other agreement relating to the issuance, redemption, registration, sale, transfer or other disposition of the Shares.

6.4  Subsidiaries.

(a)  Schedule 6.4(a) hereto sets forth the name of each Subsidiary and, with respect to each Subsidiary, the jurisdiction in which it is incorporated or organized, the number of shares of its authorized capital stock or aggregate equivalent equity interests, the number and class of shares or other equity interests thereof duly issued and outstanding, the names of all stockholders or other equity owners and the number of shares of stock owned by each stockholder or the amount of equity owned by each equity owner. All of the issued and outstanding shares of capital stock or equity interests of each Subsidiary were duly authorized for issuance and are validly issued, fully paid and non-assessable and are not subject to, nor were they issued in violation of, preemptive rights, and all such shares or other equity interests represented as being owned (directly or indirectly) by the Company or a Subsidiary are owned by it free and clear of any and all Liens except as set forth on Schedule 6.4(a) hereto. There is no existing option, warrant, call, right, phantom stock right, stock appreciation right or Contract of any character to which any Subsidiary or the Company is a party requiring, and there are no securities of any Subsidiary outstanding which upon conversion, exercise or exchange would require, the issuance or transfer of any shares of capital stock or other equity securities of such Subsidiary or other securities convertible into, exercisable or exchangeable for or evidencing the right to subscribe for or purchase shares of capital stock or other equity securities of such Subsidiary, nor are there any equity equivalent interests or other similar rights in the ownership or earnings of any Subsidiary.

(b)  Each Subsidiary is a duly organized and validly existing corporation or other entity in good standing or its equivalent under the Laws of the jurisdiction of its organization and is duly qualified or authorized to do business and is in good standing under the Laws of each jurisdiction listed on Schedule 6.4(a), which are the only jurisdictions in which the conduct of its business or the ownership of its assets requires such qualification or authorization. Each Subsidiary has all requisite corporate power and authority to own, lease and operate its properties and carry on its business as presently conducted. No Subsidiary or stockholder thereof is a party to any voting trust or other Contract with respect to the voting of the shares of capital stock or other equity interests of such Subsidiary, or any other agreement relating to the issuance, redemption, registration, sale, transfer or other disposition of any capital stock or other equity interests of such Subsidiary.

(c)  Except as set forth on Schedule 6.4(a), neither the Company nor the Subsidiaries, directly or indirectly, owns any voting securities or other voting equity interests in any entity.

6.5  Financial Statements.

(a)  Seller has delivered to Purchaser copies of (i) the audited balance sheets of the Wire Harness Business as of December 31, 2003 and 2004 and the related audited statements of income and of cash flows of the Wire Harness Business for the years ended December 31, 2002, 2003 and 2004, and (ii) the unaudited balance sheet of the Wire Harness Business as of December 31, 2005 and the related statement of income of the Wire Harness Business for the twelve month period then ended (such audited statements, including the related notes and schedules thereto, are referred to herein as the “Audited Financial Statements,” and such unaudited statements, the “Unaudited Financial Statements,” and, together with the Audited Financial Statements, the “Financial Statements”). Except as set forth in the notes thereto or Schedule 6.5(a)(i), each of the Audited Financial Statements has been prepared in accordance with GAAP consistently applied and presents fairly in all material respects the financial position, results of operations and cash flows of the Wire Harness Business as at the dates and for the periods indicated therein. The Unaudited Financial Statements have been prepared on a stand-alone basis consistent with the assumptions and methodologies set forth on Schedule 6.5(a)(ii) and, except as set forth on Schedule 6.5(a)(iii), present fairly in all material respects the financial position and results of operations as of the date and for the period indicated therein.

For the purposes hereof, the unaudited balance sheet of the Wire Harness Business as at December 31, 2005 (a copy of which is attached to Schedule 6.5(a)(iii)) is referred to as the “Balance Sheet” and December 31, 2005 is referred to as the “Balance Sheet Date.”

(b)  The books of account of the Wire Harness Business, and the minute books, stock record books and other records of the Company and the Subsidiaries, all of which have been made available to Purchaser, are in all material respects complete and correct and have been maintained in accordance with sound business practices. The minute books of the Company and the Subsidiaries contain accurate and complete records of all meetings held of, and corporate action taken by, the stockholders, the boards of directors and any committees of the boards of directors of the Company and the Subsidiaries, and no meeting of any of the stockholders, board of directors or committee has been held for which minutes have not been prepared and are not contained in such minute books. At the Closing, all of such books and records will be in the possession of the Company and the Subsidiaries.

(c)  Parent and Seller have established and maintain, adhere to and enforce a system of internal accounting controls with respect to the Wire Harness Business which are in all material respects effective in providing assurance regarding the reliability of financial reporting and the preparation of financial statements (including the Financial Statements) in accordance with GAAP and Schedule 6.5(a)(ii), including policies and procedures that (i) require the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Wire Harness Business, (ii) provide assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP and Schedule 6.5(a)(ii), and that receipts and expenditures of the Wire Harness Business are being made only in accordance with appropriate authorizations of management and (iii) provide assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of the Wire Harness Business.

(d)  Seller has made available to Purchaser a list of all accounts receivable of the Wire Harness Business as of December 31, 2005, together with a range of days elapsed since invoice. Except to the extent, if any, reserved for on the Financial Statements, all accounts receivable of the Wire Harness Business reflected on the Financial Statements arose from, and all accounts receivable of the Company and the Subsidiaries existing on the Closing Date will have arisen from, the sale of inventory or services rendered in the Ordinary Course of Business to Persons not Affiliated with Parent, Seller, the Company or the Subsidiaries. All such accounts receivable are carried on the Financial Statements at values, net of allowance for doubtful accounts, determined in accordance with GAAP consistently applied, or for receivables arising subsequent to the Balance Sheet Date, as reflected on the books and records of the Company (which are prepared in accordance with GAAP consistently applied and the reserve practices and methodology used in preparation of the Balance Sheet), and none of such accounts receivable is, or at the Closing Date will be, subject to any counterclaim or set-off, except for counterclaims or set-offs in the Ordinary Course of Business.

(e)  Except as set forth on Schedule 6.5(e), the inventories of the Wire Harness Business are or as of the Closing Date will be in the physical possession of the Company or the Subsidiaries. All inventories are carried on the Balance Sheet at the lower of cost or market (on a FIFO basis) in accordance with GAAP.

(f)  The Balance Sheet reflects all Rebates granted or accrued or committed to be granted or accrued by the Company or any Subsidiary prior to the Balance Sheet Date, and the Company and the Subsidiaries have not granted or accrued or committed to grant or accrue any Rebates since the Balance Sheet Date except in the Ordinary Course of Business and in an amount that would result in a decrease of no more than 5% in annual revenue attributable to any such customer on an individual basis.

6.6  No Undisclosed Liabilities. The Company and the Subsidiaries have no liabilities of any kind that would have been required to be reflected, reserved against or otherwise described on the Balance Sheet or in the notes thereto in accordance with GAAP and were not so reflected, reserved against or described, other than liabilities (i) incurred in the Ordinary Course of Business after the Balance Sheet Date and prior to the date hereof, none of which are material to the Company and the Subsidiaries, taken as a whole, (ii) which have arisen since the date hereof and do not arise from a violation of Section 8.2, or (iii) which are disclosed on Schedule 6.6.

6.7  Absence of Certain Developments. Except as contemplated by this Agreement or as set forth on Schedule 6.7, since the Balance Sheet Date (i) the Company and the Subsidiaries have conducted their businesses only in the Ordinary Course of Business and (ii) there has not been any event, change, occurrence or circumstance that has had or would reasonably be expected to have a Material Adverse Effect. Without limiting the generality of the foregoing, except as set forth on Schedule 6.7, since the Balance Sheet Date:

(a)  other than in the Ordinary Course of Business, the Company and the Subsidiaries have not increased in any manner the benefits, compensation, bonus or bonus opportunity of any employee, officer, director, consultant or other service provider of or to, as the case may be, the Company or the Subsidiaries;

(b)  the Company and the Subsidiaries have not entered into, established, amended or terminated any employment, consulting, retention, change in control, bonus, incentive compensation, profit sharing, deferred compensation, severance, non-competition or similar agreement, or any other plan, agreement, program, policy or arrangement that would constitute an Employee Benefit Plan, to which the Company or the Subsidiaries would be a party or otherwise have any liability, except, in each case, as required by applicable Law;

(c)  the Company and the Subsidiaries have not entered into or agreed to enter into any merger or consolidation with any corporation or other entity, or acquired the securities of any other Person;

(d)  other than daily cash sweeps effected in the Ordinary Course of Business, there has not been any declaration, setting aside or payment of any dividend or other distribution in respect of any equity interest of the Company or the Subsidiaries or any repurchase, redemption or other acquisition by the Company or any Subsidiary of any outstanding equity interest or other securities of, or other ownership interest in, the Company or the Subsidiaries;

(e)  the Company and the Subsidiaries have not (A) mortgaged, pledged or subjected to any Lien (other than Permitted Exceptions) any of their assets, nor has any such asset been seized or attached, or (B) acquired any material assets or sold, assigned, transferred, conveyed, leased or otherwise disposed of any assets of the Company and the Subsidiaries, taken as a whole, except in the case of clause (B) for such assets acquired, sold, assigned, transferred, conveyed, leased or otherwise disposed of in the Ordinary Course of Business;

(f)  the Company and the Subsidiaries have not canceled or compromised any debt or claim or amended, canceled, terminated, relinquished, waived or released any Material Contract or right except in the Ordinary Course of Business and which, in the aggregate, would not be material to the Company and the Subsidiaries, taken as a whole;

(g)  Seller has not sold, transferred or encumbered any Shares, and the Company and the Subsidiaries have not sold any shares of capital stock or other equity securities of any Subsidiary;

(h)  the Company and the Subsidiaries have not effected any reclassification, recapitalization or like change in the capitalization of the Company and the Subsidiaries;

(i)  neither the Company nor the Subsidiaries have amended their respective constituent documents; and

(j)  the Company and the Subsidiaries have not agreed, committed, arranged or entered into any understanding to do anything set forth in this Section 6.7.

6.8  Taxes. (a) The Company and the Subsidiaries have timely filed all income and other material Tax Returns and reports required to be filed by them, and all material Taxes and estimated payments of Tax required to be paid by them have either been paid by them or are reflected in accordance with GAAP as a reserve for Taxes on the most recent Financial Statements, and all such returns and reports are correct and complete in all material respects, or requests for extensions to file such returns or reports have been timely filed, granted and have not expired. The Financial Statements reflect an adequate reserve for all Taxes relating to the Company and the Subsidiaries for all taxable periods and portions thereof through the date of such Financial Statements. All assessments for Taxes due with respect to any concluded litigation have been fully paid or have been adequately reserved on the Financial Statements in accordance with GAAP. All material Taxes which the Company or any Subsidiary are required by Law to withhold or to collect for payment have been duly withheld and collected, and have been paid or accrued or reserved on the Financial Statements. Since January 1, 2001, none of the Company nor any Subsidiary has been a member of any Company Group other than each Company Group of which it is a member as of the date hereof. Since January 1, 2001, neither the Company nor any Subsidiary has any liability for Taxes of another Person under Treasury Regulation Section 1.1502-6 (or any comparable provision of state, local or foreign Law). No deficiencies for any Taxes have been proposed, asserted or assessed, in each case in writing, against the Company or the Subsidiaries that are still pending. No requests for waivers of the time to assess any such Taxes have been made that are still pending. To the Knowledge of Seller, no income Tax Return or other material Tax Return of the Company or the Subsidiaries is under current examination by the IRS or by any other taxing authority.

(b)  None of the Company or the Subsidiaries are liable for the Taxes of any other Person as a result of any indemnification provision or other contractual obligation. No consent to the application of Section 341(f)(2) of the Code (or any similar state or local law provision) has been made or filed by or with respect to the Company or any Subsidiary. No power of attorney granted by or with respect to the Company or any Subsidiary relating to Taxes is currently is force. No closing agreement pursuant to Section 7121 of the Code or similar provision of any state, local or foreign law has been entered into by or with respect to the Company or any Subsidiary which could reasonably be expected to have an effect on the Company’s or Subsidiary’s liability for or reporting of Taxes in any period ending after the Closing Date. Since the date of the Balance Sheet, neither the Company nor any Subsidiary has prepared or filed any income or other material Tax Return inconsistent with past practice or, on any such Tax Return, taken any position, made any election, or adopted any method that is inconsistent with positions taken, elections made or methods used in preparing or filing similar Tax Returns in prior periods (including, without limitation, positions, elections or methods which would have the effect of deferring income to periods after the Closing Date or accelerating deductions to periods on or prior to the Closing Date) unless required by Law which could reasonably be expected to have an effect on the Company’s or Subsidiary’s liability for or reporting of Taxes in any period ending after the Closing Date. None of the assets or properties of the Company or any Subsidiary is an asset or property that is or will be required to be treated as being (A) owned by any Person (other than such Company or Subsidiary) pursuant to the provisions of Section 168(f)(8) of the Internal Revenue Code of 1954, as amended and in effect immediately before the enactment of the Tax Reform Act of 1986, or (B) tax exempt use property within the meaning of Section 168(h)(1) of the Code. Company is a member of a “selling consolidated group” within the meaning of Treasury Regulation Section 1.338(h)(10)-1(b)(2), and the Shares meet the requirements of Code Section 1504(a)(2) with respect to the Company.

6.9  Real Property.

(a)  Schedule 6.9(a) sets forth a true and complete list of all real property and interest in real property owned in fee by the Company and the Subsidiaries (individually, an “Owned Property” and collectively, the “Owned Properties”). The Company or the Subsidiaries, as applicable, have good and marketable fee title to all Owned Properties, free and clear of all Liens of any nature whatsoever except (i) Liens set forth on Schedule 6.9(a) and (ii) Permitted Exceptions. Seller has made available to Purchaser copies of all deeds, title reports and policies and surveys for the Owned Properties in the possession of the Company or the Subsidiaries.

(b)  Schedule 6.9(b) sets forth a true and complete list of all leases of real property by the Company and the Subsidiaries (individually, a “Real Property Lease” and collectively, the “Real Property Leases”). The Real Property Leases, together with the Owned Properties and the leases and occupancy arrangements to be entered into pursuant to Section 8.15, constitute all material interests in real property currently used or currently held for use in connection with the business of the Company and the Subsidiaries as currently conducted. There does not exist any actual or, to the Knowledge of Seller, threatened or contemplated condemnation or eminent domain proceedings that affect the Real Property Leases or any part thereof, and Seller has not received any written notice of the intention of any Governmental Body or other Person to take or use all or any part thereof. Each of the Owned Properties and real property subject to any Real Property Lease, and all buildings, fixtures and improvements thereon, are adequate in all material respects for their intended use in the operation of the Wire Harness Business as currently conducted.

(c)  The zoning and land use regulation of each parcel of Owned Property and Real Property Lease permits the presently existing improvements located thereon and the continuation of the business presently being conducted on such parcel. There is no pending or, to the Knowledge of the Seller, contemplated rezoning of any Owned Property or Real Property Lease. Each Owned Property and Real Property Lease is in compliance with applicable state law and local subdivision ordinances.

(d)  There are no contracts or options to sell the Owned Property or any portion of the Owned Property which are presently in effect. Neither the Company nor any of its Subsidiaries have entered into any leases with respect to the Owned Property or subleases of the Real Property Leases.

6.10  Tangible Personal Property. Except as set forth on Schedule 6.10, the Company or the Subsidiaries, as applicable, have good and marketable title to each of the items of tangible personal property reflected in the Balance Sheet (except as sold or disposed of subsequent to the date thereof in the Ordinary Course of Business consistent with past practice), free and clear of any and all Liens other than the Permitted Exceptions. All of such tangible personal property is usable in the Ordinary Course of Business and is suitable for the uses for which they are used to carry on the Wire Harness Business as now conducted.

6.11  Intellectual Property.

(a)  Except as set forth on Schedule 6.11(a), the Company or one of the Subsidiaries owns, or has a valid exclusive license to use, all Company IP, free of all Liens (except for Permitted Exceptions). The Company or the Subsidiaries own or have valid licenses to use all Intellectual Property necessary for the conduct of the Wire Harness Business as currently conducted. Schedule 6.11(a) sets forth a list (as of the date of this Agreement) of all U.S. and foreign Patents, Marks and Copyrights registered by or on behalf of the Company or any Subsidiary with any Governmental Body, including Internet domain name registrars (“Registered IP”). Except as set forth on Schedule 6.11(a), all Registered IP are subsisting and valid, and all necessary registration, maintenance and other filing fees due through the date hereof in connection with Registered IP have been timely paid and all necessary documents in connection with Registered IP have been timely filed with the relevant authorities in the U.S. or foreign jurisdictions, as the case may be, for the purposes of maintaining Registered IP.

(b)  The Intellectual Property used by the Company and the Subsidiaries is not the subject of any challenge received by the Company or the Subsidiaries in writing. Neither the Company nor the Subsidiaries have received any written notice of any default or any event that with notice or lapse of time, or both, would constitute a default under any Intellectual Property license to which the Company or the Subsidiaries are a party or by which any of them are bound.

(c)  To the Knowledge of Seller, the current business practices of the Company and the Subsidiaries and the use of the Intellectual Property used in the operation of the Wire Harness Business as currently conducted do not infringe, violate or constitute an unauthorized use or misappropriation of any Intellectual Property right of any Person and none of the Seller, the Company or any Subsidiary has received written notice of any claim by any Person alleging any of the foregoing.

(d)  None of the Seller, the Company or any Subsidiary has brought in the four (4) years prior to the date hereof any actions or lawsuits alleging infringement or misappropriation of any of the Company IP, and, to the Knowledge of the Seller, no Person is infringing or misappropriating any of the Company IP.

(e)  No present or former employee of Seller, the Company or the Subsidiaries has any right, title, or interest, directly or indirectly, in whole or in part, in any Intellectual Property owned or used by the Company or the Subsidiaries.

(f)  Each of the Company and the Subsidiaries has taken all reasonable steps to protect the Company’s rights in confidential information and trade secrets used in the Wire Harness Business of the Company and the Subsidiaries as currently conducted.

6.12  Material Contracts.

(a)  Schedule 6.12(a) sets forth all of the following Contracts to which the Company or the Subsidiaries are a party or by which any of them are bound (collectively, the “Material Contracts”):

(i)  Contracts with Seller or any Affiliate of Seller (other than the Company or the Subsidiaries);

(ii)  Contracts for the sale or other disposition of any of the assets of the Company or the Subsidiaries other than the sale of inventory in the Ordinary Course of Business, for consideration in excess of $250,000;

(iii)  Contracts relating to the acquisition by the Company or the Subsidiaries of any operating business or the capital stock of any other Person, in each case for consideration in excess of $250,000;

(iv)  Contracts containing covenants of the Company or the Subsidiaries not to compete in any line of business or with any Person, or from soliciting customers or employees, in any geographical area;

(v)  Contracts relating to joint ventures, strategic alliances, comarketing, copromotion, copackaging, joint development or similar arrangements with any other Person;

(vi)  Contracts relating to the borrowing of money, or the making of any loans;

(vii)  Contracts containing “most-favored nation,” price protection or similar provisions;

(viii)  Contracts granting exclusive rights in Company IP to any other Person;

(ix)  indemnification, employment or other Contracts with any director or officer of the Company or any of its Subsidiaries which involve the payment of aggregate yearly compensation or other consideration in excess of $170,000;

(x)  Contracts containing restrictions with respect to payment of dividends or any other distribution in respect of the capital stock or other equity interests of the Company or any Subsidiary;

(xi)  Contracts granting or evidencing a Lien on any assets of the Company or any Subsidiary, other than a Permitted Exception;

(xii)  management, consulting or other advisory services Contracts involving fees in excess of $150,000 per annum;

(xiii)  Contracts pertaining to any transaction or incentive bonus, “stay-put” or other similar compensatory payments to be made to Continuing Employees on or after the Closing Date as a result of the execution of this Agreement or the consummation of the transactions contemplated by this Agreement or the Transaction Documents to which Seller or Parent, or the Company and any Subsidiary, is a party;

(xiv)  Contracts relating to the purchase of goods, materials or supplies involving anticipated annual payments, in the case of Contracts with suppliers, in excess of $250,000, or, with anticipated annual receipts, in the case of Contracts with customers, in excess of $250,000 and in either case that are not terminable by the Company or the Subsidiaries, as applicable, without penalty or acceleration on notice of ninety (90) days or less (in each case, other than with respect to purchase orders for the purchase of inventory or sales of any goods or services in the Ordinary Course of Business);

(xv)  any other Contracts which involve the expenditure of more than $250,000 in the aggregate or require performance by any party more than one (1) year from the date hereof that, in either case, are not terminable by the Company or the Subsidiaries, as applicable, without penalty on notice of ninety (90) days or less;

(xvi)  Contracts evidencing indemnities, liabilities, obligations and guarantees by the Company or any of the Subsidiaries for the benefit of Seller or Parent or any Affiliate of Seller or Parent (other than the Company or the Subsidiaries);

(xvii)  Contracts evidencing a letter of credit under any indebtedness of Seller or Parent or their Affiliates for the benefit of the Wire Harness Business; and

(xviii)  each commitment or agreement to enter into any of the foregoing.

(b)  Each of the Material Contracts and Real Property Leases is valid, binding and in full force and effect and is enforceable in accordance with its terms by the Company and the Subsidiaries party thereto, subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar laws affecting creditors’ rights and remedies generally, and subject, as to enforceability, to general principles of equity, including principles of commercial reasonableness, good faith and fair dealing (regardless of whether enforcement is sought in a proceeding at law or in equity). Neither the Company nor any of the Subsidiaries is in default in any material respect under any Material Contract or Real Property Lease, nor, to the Knowledge of Seller, does any condition exist that, with notice or lapse of time or both, would constitute a default in any material respect thereunder by the Company or the Subsidiaries party thereto, nor has the Company or any of the Subsidiaries received any written notice of default under any Material Contract or Real Property Lease. To the Knowledge of Seller, no other party to any Material Contract or Real Property Lease is in default in any material respect thereunder, nor, to the Knowledge of Seller, does any condition exist that with notice or lapse of time or both would constitute a default in any material respect by any such other party thereunder.

6.13  Employee Benefits Plans.

(a)  Schedule 6.13(a) lists each “employee benefit plan” (as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)) and any other material employee benefit, bonus or other incentive compensation, stock option or other equity-based award, deferred compensation, profit-sharing, retirement or supplemental unemployment benefit, vacation or severance plan, policy or agreement maintained or contributed to by the Company or any of the Subsidiaries, or with respect to which the Company or any of the Subsidiaries has or may have any liability (contingent or otherwise) (each plan, policy or agreement required to be so listed, an “Employee Benefit Plan”). Seller has made available to Purchaser correct and complete copies of (i) each Employee Benefit Plan (or, in the case of any such Employee Benefit Plan that is unwritten, descriptions thereof), (ii) the most recent annual reports on Form 5500 (including all schedules and attachments thereto) required to be filed with the IRS with respect to each Employee Benefit Plan (if any such report was required), (iii) the most recent summary plan description for each Employee Benefit Plan for which such summary plan description is required (including any summaries of material modifications thereto), (iv) each trust agreement and insurance or group annuity contract relating to any Employee Benefit Plan, (v) the most recent annual actuarial valuations, if any, for each Employee Benefit Plan, and (vi) the most recent IRS determination letter, if any, for each Employee Benefit Plan. Each Employee Benefit Plan has been administered in all material respects in accordance with its terms. The Company, the Subsidiaries and all of the Employee Benefit Plans are in compliance with the applicable provisions of ERISA, the Code and all other applicable Laws, except for any noncompliance that would not reasonably be expected to have a Material Adverse Effect.

(b)  All Employee Benefit Plans that are “employee pension plans” (as defined in Section 3(3) of ERISA) that are intended to be tax qualified under Section 401(a) of the Code (each, an “Employee Pension Plan”) are so qualified, and no event has occurred since the date of the most recent determination letter or application therefor relating to any such Employee Pension Plan that would adversely affect the qualification of such Employee Pension Plan. Seller has made available to Purchaser a correct and complete copy of the most recent determination letter received with respect to each Employee Pension Plan.

(c)  Except as set forth on Schedule 6.13(c), all contributions, premiums and benefit payments under or in connection with the Employee Benefit Plans that are required to have been made as of the Balance Sheet Date in accordance with the terms of the Employee Benefit Plans have been timely made or have been reflected on the Balance Sheet to the extent required in accordance with GAAP. No Employee Pension Plan has an “accumulated funding deficiency” (as such term is defined in Section 302 of ERISA or Section 412 of the Code), whether or not waived.

(d)  There is no contract, plan or arrangement covering any employee or former employee of the Company or any of its Subsidiaries that, individually or collectively, would give rise to an excess parachute payment as a result of the transactions contemplated by this Agreement that would not be deductible by the Company or such Subsidiary by reason of Section 280G of the Code.

(e)  Except as otherwise contemplated by this Agreement or as set forth in Schedule 6.13(e), the execution of this Agreement and the consummation of the transactions contemplated by this Agreement (alone or together with any other event which, standing alone, would not by itself trigger such entitlement or acceleration) will not (1) entitle any Person to any payment, forgiveness of indebtedness, vesting, distribution, or increase in benefits under or with respect to any Employee Benefit Plan, (2) otherwise trigger any acceleration of vesting or payment of benefits under or with respect to any Employee Benefit Plan, or (3) trigger any obligation to fund any Employee Benefit Plan.

(f)  The Company has made available to Purchaser a complete and accurate list of the titles and current annual salary rates of, and all bonuses paid or payable within the past twelve (12) months to, all present officers and senior management employees whose annual (or annualized) rate of compensation (base salary and target bonus) exceeds $100,000.

(g)  No material action, suit or claim is pending or, to the Knowledge of Seller, threatened against or with respect to any Employee Benefit Plan or the assets or any fiduciary thereof (in that Person’s capacity as a fiduciary of such Employee Benefit Plan). There are no material audits or proceedings pending or threatened in writing by the IRS, Department of Labor, or other Governmental Body with respect to any Employee Benefit Plan.

(h)  No plan currently or in the past six years maintained, sponsored, contributed to or required to be contributed to by the Company, any of its Subsidiaries, or any of their respective current or former ERISA Affiliates is or was (1) a “multiemployer plan” as defined in Section 3(37) of ERISA, (2) a plan described in Section 413 of the Code, (3) a plan subject to Title IV of ERISA, (4) a plan subject to the minimum funding standards of Section 412 of the Code or Section 302 of ERISA, or (5) a plan maintained in connection with any trust described in Section 501(c)(9) of the Code. The term “ERISA Affiliate” means any Person that, together with the Company or any of its Subsidiaries, would be deemed a “single employer” within the meaning of Section 414(b), (c), (m) or (o) of the Code.

(i)  Except as set forth in Schedule 6.13(i), no Employee Benefit Plan provides death or medical benefits, whether or not insured, with respect to any former or current employee, or any spouse or dependent of any such employee, beyond the employee’s retirement or other termination of employment with the Company and its Subsidiaries other than coverage mandated by Part 6 of Title I of ERISA or Section 4980B of the Code.

(j)  Except as set forth on Schedule 6.13(j), each Employee Benefit Plan that is maintained outside the jurisdiction of the United States, or covers any employee residing or working outside the United States (any such Employee Benefit Plan, a “Foreign Benefit Plan”) and that is required to be funded is funded in accordance with applicable Law. Each Foreign Benefit Plan is funded in accordance with all applicable Laws.

6.14  Labor.

(a)  Neither the Company nor any of the Subsidiaries is a party (or successor) to any collective bargaining agreements and there are no labor unions or other organizations representing any employee of the Company or any of the Subsidiaries. There are no labor unions or other organizations which have filed a petition with the National Labor Relations Board or any other Governmental Body seeking certification as the collective bargaining representative of any employee of the Company or any of the Subsidiaries, and to the Knowledge of Seller no labor union or organization is engaged in any organizing activity with respect to any employee of the Company or any of the Subsidiaries. In the three (3) years prior to the Closing Date there has not been, there is not presently pending or existing, and, to the Knowledge of Seller, there is not threatened, (i) any strike, lockout, slowdown, picketing, or work stoppage with respect to the employees of the Company or any of the Subsidiaries or (ii) any unfair labor practice charge against the Company or any of the Subsidiaries.

(b)  The Company and each of the Subsidiaries has complied in all material respects with all statutes, laws, ordinances, rules or regulations, or any orders, rulings, decrees, judgments or arbitration awards of any court, arbitrator or any government agency relating to employment, equal opportunity, nondiscrimination, immigration, wages, hours, benefits, collective bargaining, the payment of social security and similar taxes, income tax withholding, occupational safety and health, and/or privacy rights of employees.

(c)  Except as set forth on Schedule 6.14(c), in the six (6) months prior to the Closing Date, neither the Company nor any of the Subsidiaries has effectuated (i) a “plant closing” as defined in the Worker Adjustment and Retraining Notification Act, 29 U.S.C. §§ 2101 et seq. (the “WARN Act”) (or any similar state, local or foreign law) affecting any site of employment or one or more facilities or operating units within any site of employment or facility of the Company or any of the Subsidiaries or (ii) a “mass layoff” as defined in the WARN Act (or any similar state, local or foreign law) affecting any site of employment or facility of the Company or any of the Subsidiaries, and which liability therefor remains unsatisfied.

6.15  Litigation. There are no material Legal Proceedings pending or, to the Knowledge of Seller, threatened against, the Company or any of its Subsidiaries or the Wire Harness Business, or challenging the validity of this Agreement or any of the transactions contemplated hereby or by any of the Transaction Documents to which Seller, Parent, the Company or any Subsidiary is a party. Neither the Company nor any of its Subsidiaries nor any of their respective properties is or are subject to any Order, except for those that would not reasonably be expected to interfere in any material respect with the conduct of the Wire Harness Business as currently conducted. To the Knowledge of Seller, there are no formal or informal governmental inquiries or investigations or internal investigations or material whistle-blower complaints pending or threatened, relating to, affecting or involving the Company or any of its Subsidiaries.

6.16  Compliance with Laws; Permits.

(a)  The Company and the Subsidiaries are in compliance with all Laws of any Governmental Body applicable to its business or operations, except where the failure to be in compliance would not reasonably be expected to have a Material Adverse Effect. Neither the Company nor the Subsidiaries have received any written notice of or been charged with the material violation of any Laws.

(b)  The Company and the Subsidiaries currently have all Permits, and have made all registrations or filings with or notices to any Governmental Body, which are required for the operation of the Wire Harness Business as presently conducted, except where the absence of which would not reasonably be expected to materially interfere with or limit the operation of the Wire Harness Business as presently conducted. Neither the Company nor the Subsidiaries are in default or violation (and no event has occurred which, with notice or the lapse of time or both, would constitute a default or violation) of any term, condition or provision of any Permit to which it is a party, except where such default or violation would not reasonably be expected to have a Material Adverse Effect. No proceeding to modify, suspend, revoke, withdraw, terminate or otherwise limit any such Permit is pending or, to the Knowledge of Seller, threatened. No action by any Governmental Body has been taken or, to the Knowledge of Seller, threatened, in connection with the expiration, continuance or renewal of any such Permit.

6.17  Environmental Matters. Except as set forth on Schedule 6.17,

(a)  The operations of the Company and the Subsidiaries are in material compliance with all applicable Environmental Laws, which material compliance includes obtaining, maintaining and complying with any material Permits required under all applicable Environmental Laws necessary to operate their business (“Environmental Permits”);

(b)  None of the Company or the Subsidiaries is the subject of any outstanding Order of any Governmental Body respecting (i) Environmental Laws, (ii) Remedial Action or (iii) any Release or threatened Release of a Hazardous Material;

(c)  None of the Company or the Subsidiaries is subject to any pending, or to the Knowledge of Seller, threatened claim alleging that the Company or the Subsidiaries may be in violation of any Environmental Law or any Environmental Permit or may have any liability under any Environmental Law or with respect to Hazardous Materials, which, if adversely decided, could reasonably be expected to result in the Company or Subsidiaries incurring material liabilities under Environmental Laws or with respect to Hazardous Materials;

(d)  There are no pending or, to the Knowledge of Seller, threatened investigations of the business of the Company or the Subsidiaries or any Owned Properties or Real Property Leases of the Company or the Subsidiaries under Environmental Laws or with respect to Hazardous Materials, which would reasonably be expected to result in the Company or the Subsidiaries incurring any material liability pursuant to any Environmental Laws or pursuant to any Real Property Lease;

(e)  To the Knowledge of Seller, there are no current facts, circumstances or conditions arising out of or relating to the operations or ownership of the Company and the Subsidiaries, or of real property currently or, to the Knowledge of Seller, previously owned or leased by the Company or any of its Subsidiaries, including the Release of Hazardous Materials, that would reasonably be expected to result in material liabilities under Environmental Laws or pursuant to any Real Property Lease;

(f)  Neither the Company or the Subsidiaries is undertaking or, to the Knowledge of Seller, under any obligation to conduct any Remedial Action at any Owned or Leased Properties as a result of a Release of Hazardous Materials;

(g)  To the Knowledge of Seller, the Company and the Subsidiaries have not received any notice of potential liability associated with the off-site disposal or treatment of Hazardous Materials; and

(h)  The Company has made available to Purchaser copies of all material environmental assessments, investigations or other reports (including Phase I and Phase II reports) relating to the Company and the Subsidiaries that are in the possession, custody or control of Seller.

6.18  Financial Advisors. Except as set forth on Schedule 6.18, no Person has acted, directly or indirectly, as a broker, finder or financial advisor for the Company in connection with the transactions contemplated by this Agreement and no Person is entitled to any fee or commission or like payment from Purchaser in respect thereof.

6.19  Related Party Transactions.

(a)  Except as set forth on Schedule 6.19(a), neither Seller nor any of its Affiliates have borrowed any moneys from or have outstanding any indebtedness or other similar obligations to the Company or the Subsidiaries.

(b)  Except as set forth on Schedule 6.19(b) or as contemplated by this Agreement, none of Seller or any Affiliate of Seller (i) owns any material direct or indirect interest of any kind in (other than passive investments in mutual funds or other institutional investment vehicles), or controls, or is a director or officer of, or has the right to participate materially in the profits of (other than passive investments in mutual funds or other institutional investment vehicles), any Person that is or has since January 31, 2003 been (A) a supplier, customer, landlord, tenant, creditor or debtor of the Company or the Subsidiaries or the Wire Harness Business or (B) engaged in a business related to the business of the Company or the Subsidiaries or the Wire Harness Business, or (ii) is a participant in any transaction to which the Company or the Subsidiaries are a party or is a party to any Contract with the Company or the Subsidiaries or the Wire Harness Business.

6.20  Insurance. Schedule 6.20 sets forth a summary of each material insurance policy and fidelity bond (including premiums, deductibles and coverage amounts) relating to the Wire Harness Business. All such insurance policies and fidelity bonds are in full force and effect, except where the failure to be in full force and effect would not reasonably be expected to have a Material Adverse Effect. To the Knowledge of Seller, none of Parent, Viasystems, Seller, the Company and the Subsidiaries has received any written notice of cancellation or modification in coverage amounts of any such insurance policies or fidelity bonds. All premiums due and payable under all such insurance policies and fidelity bonds have been paid (or if installment payments are due, will be paid if incurred prior to the Closing Date) and the Company and the Subsidiaries are otherwise in material compliance with the terms of such insurance policies and fidelity bonds (or other policies and bonds providing substantially similar insurance coverage). There is no material claim by the Company or the Subsidiaries pending under any of such insurance policies or fidelity bonds, and no incident has occurred since the Balance Sheet Date that could give rise to a material claim under any of such insurance policies or fidelity bonds. The Company and the Subsidiaries have complied with all requirements arising by Law or pursuant to contract to purchase insurance, and have provided evidence of such insurance as required by any such Law or contract.

6.21  Foreign Corrupt Practices Act. Neither the Company nor any of the Subsidiaries (including any of their officers, directors, agents, employees or other Person associated with or acting on their behalf) has, directly or indirectly, taken any action which would cause it to be in violation of the Foreign Corrupt Practices Act of 1977, as amended, or any rules or regulations thereunder, used any corporate funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity, made any unlawful payment to foreign or domestic government officials or employees or made any bribe, rebate, payoff, influence payment, kickback or other similar unlawful payment.

6.22  Customers. Schedule 6.22 sets forth the names of all the customers of the Company and the Subsidiaries that purchased goods or services from the Company or the Subsidiaries with an aggregate annualized purchase price of Two Million Dollars ($2,000,000) or more during the twelve (12) months ended December 31, 2004 or the twelve (12) months ended December 31, 2005, and the amount for which each such customer or its sub-assembler was invoiced during such periods. Except as disclosed in Schedule 6.22 neither Seller, the Company nor any Subsidiary has received any notice that any significant customer of the Company or the Subsidiaries has ceased, or will cease, to use the goods or services of the Company or the Subsidiaries, or has substantially reduced, or will substantially reduce, the use of such goods or services at any time

6.23  Suppliers. Schedule 6.23 sets forth the names of all the suppliers from which the Company and the Subsidiaries ordered raw materials, supplies, merchandise and other goods for the Company and the Subsidiaries with an aggregate annualized purchase price of One Million Dollars ($1,000,000) or more during the twelve (12) months ended December 31, 2004 or the twelve (12) months ended December 31, 2005, and the amount paid to each such supplier by the Company or such Subsidiary during such periods. Except as disclosed in Schedule 6.23, neither Seller, the Company nor any Subsidiary has received any notice that any such supplier will not sell raw materials, supplies, merchandise and other goods to the Company or the Subsidiaries at any time after the Closing Date on terms and conditions substantially similar to those used in its current sales to the Company and the Subsidiaries, subject only to general and customary price increases.

6.24  Product Recalls. As of the date hereof, except as set forth on Schedule 6.24, there are no pending, on-going or, to Seller’s Knowledge, contemplated recalls of any products sold by the Company or the Subsidiaries.

6.25  Sufficiency of Assets. After giving effect to the Restructuring and the services and occupancy rights to be provided under the transition services contemplated by Schedule 8.11, the Company will own, lease or have the legal right to use all the properties and assets, including the Intellectual Property, real property and the personal property, used in or relating to the conduct of the Wire Harness Business as presently conducted and, with respect to Contract rights, will be a party to and enjoy the right to the benefits of all Contracts used in or relating to the conduct of the Wire Harness Business as presently conducted.

6.26  No Other Representations or Warranties; Schedules. Except for the representations and warranties contained in this Agreement and the certificates delivered pursuant to this Agreement (as qualified by the Schedules hereto), neither Seller, Parent nor any other Person makes any other express or implied representation or warranty with respect to Seller, Parent, the Company, the Subsidiaries or the transactions contemplated by this Agreement, and Seller disclaims any other representations or warranties, whether made by Seller, Parent, the Company, the Subsidiaries, any of their respective Affiliates, or any of their respective officers, directors, employees, agents, consultants or representatives (collectively, “Representatives”). Except for the representations and warranties contained in this Agreement (inclusive of the Schedules hereto) and the certificates delivered pursuant to this Agreement (as qualified by the Schedules hereto), each of Seller and Parent hereby disclaims all liability and responsibility for any representation, warranty, projection, forecast, statement, or information made, communicated, or furnished (orally or in writing) to Purchaser or its Affiliates or representatives (including any opinion, information, projection, or advice that may have been or may be provided to Purchaser by any Representative of Seller, Parent, the Company, the Subsidiaries or any of their respective Affiliates).

ARTICLE VII -

REPRESENTATIONS AND WARRANTIES OF PURCHASER

Purchaser hereby represents and warrants to Seller that:

7.1  Organization and Good Standing. Purchaser is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now conducted.

7.2  Authorization of Agreement. Purchaser has full corporate power and authority to execute and deliver this Agreement and each other Transaction Document to which Purchaser is a party in connection with the consummation of the transactions contemplated by this Agreement, and to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and the Transaction Documents to which Purchaser is a party and the consummation of the transactions contemplated hereby and thereby have been duly authorized by all necessary corporate action on the part of Purchaser. This Agreement has been, and each of the Transaction Documents to which Purchaser is a party will be at or prior to the Closing, duly and validly executed and delivered by Purchaser and (assuming the due authorization, execution and delivery by the other parties hereto and thereto) this Agreement constitutes, and each Transaction Document to which Purchaser is a party, when so executed and delivered, will constitute, the legal, valid and binding obligation of Purchaser, enforceable against Purchaser in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar laws affecting creditors’ rights and remedies generally, and subject, as to enforceability, to general principles of equity, including principles of commercial reasonableness, good faith and fair dealing (regardless of whether enforcement is sought in a proceeding at law or in equity).

7.3  Conflicts; Consents of Third Parties.

(a)  None of the execution and delivery by Purchaser of this Agreement or the Transaction Documents to which Purchaser is a party, the consummation of the transactions contemplated hereby or thereby, or compliance by Purchaser with any of the provisions hereof or thereof will conflict with, or result in any violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination or cancellation under, any provision of (i) the certificate of incorporation or by-laws or other comparable organizational documents of Purchaser; (ii) any Contract or Permit to which Purchaser is a party or by which any of the properties or assets of Purchaser are bound; (iii) any Order of any Governmental Body applicable to Purchaser or by which any of the properties or assets of Purchaser are bound; or (iv) any applicable Law, other than, in each case, such conflicts, violations, defaults, terminations or cancellations that would not have a material adverse effect on Purchaser’s ability to consummate the transactions contemplated hereby or thereby.

(b)  No consent, waiver, approval, Order, Permit or authorization of, or declaration or filing with, or notification to, any Person or Governmental Body is required on the part of Purchaser in connection with the execution and delivery of this Agreement or the Transaction Documents to which Purchaser is a party or the compliance by Purchaser with any of the provisions hereof or thereof, or the consummation of the transactions contemplated hereby or thereby, except for (A) compliance with the applicable requirements of the HSR Act and (B) such consents, waivers, approvals, Orders, Permits, authorizations, declarations, filings or notifications, the failure of which would not have a material adverse effect on Purchaser’s ability to consummate the transactions contemplated hereby or thereby.

7.4  Litigation. There are no Legal Proceedings pending or, to the knowledge of Purchaser, threatened that are reasonably likely to prohibit or restrain the ability of Purchaser to enter into this Agreement or consummate the transactions contemplated hereby.

7.5  Investment Intention. Purchaser is acquiring the Shares for its own account, for investment purposes only and not with a view to the distribution (as such term is used in Section 2(11) of the Securities Act of 1933, as amended (the “Securities Act”) thereof. Purchaser understands that the Shares have not been registered under the Securities Act and cannot be sold unless subsequently registered under the Securities Act or an exemption from such registration is available. Purchaser qualifies as an “accredited investor,” as such term is defined in Rule 501(a) promulgated pursuant to the Securities Act. Purchaser is capable of evaluating the risks and merits of acquiring the Shares and can afford to bear the economic risk of its purchase of such Shares.

7.6  Financial Advisors. Except as set forth on Schedule 7.6, no Person has acted, directly or indirectly, as a broker, finder or financial advisor for Purchaser in connection with the transactions contemplated by this Agreement and no Person is entitled to any fee or commission or like payment in respect thereof.

7.7  Financing. Purchaser has provided to Seller true and correct copies of (i) a commitment letter, dated March 21, 2006, executed and delivered by UBS Loan Finance LLC and UBS Securities LLC (such commitment letter or letters, together with any amendments or supplements thereto or replacements thereof obtained by Purchaser from time to time, the “Commitment Letter”) with respect to all debt financing required for consummation of the transactions contemplated hereby (the “Financing”) and (ii) an equity commitment letter, dated March 21, 2006, executed by Francisco Partners, L.P. with respect to the equity investment to be made in Purchaser in order to consummate the transactions contemplated hereby (the “Equity Commitment”). The amount of the Financing, together with the amount of the Equity Commitment, provides sufficient funds for Purchaser to consummate the transactions contemplated by this Agreement and to pay any expenses incurred by Purchaser in connection with the transactions contemplated by this Agreement. Purchaser has appointed an independent auditor as required by the Commitment Letter.

7.8  Solvency.

(a)  Immediately after giving effect to the acquisition of the Shares and the consummation of the other transactions contemplated by this Agreement (including, without limitation, any debt and equity financings being entered into in connection therewith):

(i)  the fair saleable value (determined on a going concern basis) of the assets of each of Purchaser, the Company and the Subsidiaries shall be greater than the total amount of their respective liabilities (including all liabilities, whether or not reflected in a balance sheet prepared in accordance with GAAP, and whether direct or indirect, fixed or contingent, secured or unsecured, disputed or undisputed);

(ii)  Purchaser, the Company and the Subsidiaries shall each be able to pay their debts and obligations in the Ordinary Course of Business as they become due; and

(iii)  Purchaser, the Company and the Subsidiaries shall each have adequate capital to carry on their businesses and all businesses in which they are about to engage.

(b)  In completing the transactions contemplated by this Agreement, Purchaser does not intend to hinder, delay or defraud any present or future creditors of Purchaser, the Company or the Subsidiaries.

7.9  No Knowledge of Breach. As of the date hereof, Purchaser is not aware of any facts, events or circumstances that would cause any of the representations or warranties of the Company set forth in Article VI hereof to be untrue or incorrect in any material respect.

ARTICLE VIII -

COVENANTS

8.1  Access to Information; Financing Cooperation.

(a)  Prior to the Closing Date, Purchaser shall be entitled, through its Representatives (including, without limitation, its legal advisors and accountants), to make such investigation of the properties, business and operations of the Company and the Subsidiaries and such examination of the books and records of each of them as it reasonably requests and to make extracts and copies of such books and records. Any such investigation and examination shall be conducted during regular business hours and under reasonable circumstances and shall be subject to restrictions under applicable Law. Parent, Seller and the Company shall cause the Representatives (including, without limitation, its legal advisors and accountants) of the Company and the Subsidiaries to cooperate with Purchaser and Purchaser’s Representatives in connection with such investigation and examination; provided, however, that Purchaser shall schedule any site visits and employee interviews in advance and at such times as Purchaser and Seller agree. In connection with such investigation and examination, Purchaser and its Representatives shall cooperate with Seller and its Representatives and shall use their commercially reasonable efforts to minimize any disruption to the business of the Company and the Subsidiaries. Notwithstanding anything to the contrary contained herein, prior to the Closing, without the prior written consent of Seller, which consent, in the case of clause (i), may not be unreasonably withheld or delayed, (i) Purchaser shall not contact any suppliers to, or customers of, the Company or the Subsidiaries, and (ii) Purchaser shall have no right to perform invasive or subsurface investigations of the properties or facilities of the Company or the Subsidiaries.

(b)  Parent, Seller and the Company shall, and shall cause the Company and the Subsidiaries and its and their respective Representatives to, provide on a timely basis all such assistance and cooperation as Purchaser may reasonably request in connection with the arrangement of the Financing (provided, that such requested assistance and cooperation does not unreasonably interfere with the ongoing operations of the Company and the Subsidiaries), including (i) making senior management of the Company reasonably available for customary lender meetings and “roadshow” presentations and cooperating with prospective lenders in performing their due diligence, (ii) cooperating in the preparation of any offering memorandum or similar document, (iii) furnishing Purchaser and its financing sources with financial and other pertinent information regarding the Company and the Subsidiaries as may be reasonably requested by Purchaser, including financial statements and financial data, (iv) providing access to the Owned Properties and properties subject to Real Property Leases for Phase I environmental inspections, and (v) providing and executing documents as may be reasonably requested by Purchaser; provided, that none of the Company or any Subsidiary shall be required to pay any commitment or other similar fee or incur any other liability in connection with the Financing prior to the Closing.

(c)  Seller shall deliver to Purchaser as soon as reasonably practicable, but in any event not later than April 1, 2006, the audited balance sheets of the Wire Harness Business as of December 31, 2004 and 2005 and the related audited statements of income and of cash flows of the Wire Harness Business for the years ended December 2003, 2004 and 2005 (the “2005 Financials”), prepared in accordance with GAAP consistently applied and in a manner consistent with the Audited Financial Statements, and accompanied by an opinion of Pricewaterhouse Coopers LLP in a form consistent with the opinion of such firm accompanying the Audited Financial Statements and containing no exceptions or qualifications. The 2005 Financials shall be consistent in all material respects with the draft 2005 Financials previously provided to Purchaser.

8.2  Conduct of the Business Pending the Closing.

(a)  Prior to the Closing, except (i) as set forth on Schedule 8.2, (ii) as required by applicable Law, (iii) as otherwise contemplated by this Agreement or (iv) with the prior written consent of Purchaser (which consent shall not be unreasonably withheld, delayed or conditioned), Parent, Seller and the Company shall:

(i)  cause the Company and the Subsidiaries to conduct their business only in the Ordinary Course of Business;

(ii)  use its commercially reasonable efforts to (A) preserve the present business operations, organization and goodwill of the Company and the Subsidiaries and (B) preserve the present relationships with customers and suppliers of the Company and the Subsidiaries;

(iii)  confer on a regular basis with one or more designated representatives of Purchaser to report material operational matters and to report the general status of ongoing operations;

(iv) cause the Company and the Subsidiaries to conduct their working capital and cash management practices, the collection of accounts receivable, the payment of accounts payable (including the writing and mailing of checks with respect thereto) and the maintenance of inventories in the Ordinary Course of Business; and

(v) cause the Company and the Subsidiaries to pay, prior to the Closing Date, all Rebates due and payable on or prior to the Closing Date.

(b)  Except (i) as set forth on Schedule 8.2, (ii) as required by applicable Law, (iii) as otherwise contemplated by this Agreement or (iv) with the prior written consent of Purchaser, Seller and the Company shall not, and shall cause the Company and the Subsidiaries not to:

(i)  declare, pay or set aside any dividend or make any distribution (whether in cash, stock or property or any combination thereof) with respect to, or repurchase, redeem or otherwise acquire, any outstanding equity interests or other securities of the Company or the Subsidiaries; provided, that Purchaser acknowledges and agrees that Parent and its Affiliates (other than the Company and the Subsidiaries) shall be permitted to continue daily cash sweeps effected in the Ordinary Course of Business to the extent that such sweeps do not prevent the satisfaction of the condition set forth in Section 9.1(k);

(ii)  transfer, issue, sell or dispose of any equity interests of the Company or the Subsidiaries or grant options, warrants, calls or other rights to purchase or otherwise acquire equity interests or other securities of the Company or the Subsidiaries;

(iii)  effect any recapitalization, reclassification or like change in the capitalization of the Company or the Subsidiaries;

(iv)  amend the organizational documents of the Company or the Subsidiaries;

(v)  (A) increase the annual level of compensation payable or to become payable by the Company or the Subsidiaries to any of their respective directors, executive officers or employees, (B) grant any bonus, benefit or other direct or indirect compensation to any director, executive officer or employee, (C) increase the coverage or benefits available under any (or create any new) severance pay, termination pay, vacation pay, company awards, salary continuation for disability, sick leave, deferred compensation, bonus or other incentive compensation, insurance, pension or other employee benefit plan or arrangement made to, for, or with any of the directors, executive officers or employees of the Company or the Subsidiaries or otherwise modify or amend or terminate any such plan or arrangement or (D) enter into any employment, deferred compensation, severance, consulting, non-competition or similar agreement (or amend any such agreement) to which the Company or the Subsidiaries are a party and involving a director, executive officer or employee of the Company or the Subsidiaries, except, in each case, as required by applicable Law from time to time in effect or by the terms of any Employee Benefit Plans or Employee Pension Plans or with respect to employees who are not directors or executive officers or senior management, in the Ordinary Course of Business consistent with past practice;

(vi)  subject to any Lien any of the properties or assets (whether tangible or intangible, and including the Owned Properties and the properties subject to a Real Property Lease) of the Company or the Subsidiaries, except for Permitted Exceptions;

(vii)  sell, lease, license, transfer or otherwise dispose of any properties or assets which, individually, has a book value in excess of One Million Dollars ($1,000,000), or will result in receipt of gross proceeds in excess of One Million Dollars ($1,000,000), except for sales or other dispositions of inventory and obsolete assets in the Ordinary Course of Business;

(viii)  make any material change in any method of accounting or accounting practice, other than in accordance with GAAP or as required by applicable Law;

(ix)  cancel, amend or allow to terminate any insurance policy currently maintained by the Company or any Subsidiary, except to the extent that any of Parent’s insurance policies expire by their terms and are renewed or replaced with an insurance policy with substantially similar terms;

(x)  other than intercompany debt, incur any indebtedness for borrowed money, guarantee any such indebtedness of another Person or issue any debt securities or grant options, warrants, calls or other rights to purchase or otherwise acquire any debt securities of the Company or the Subsidiaries;

(xi)  cancel or compromise any material debt or claim or waive or release any material right of the Company and the Subsidiaries;

(xii)  enter into any labor or collective bargaining agreement of the Company or the Subsidiaries or, through negotiations or otherwise, make any commitment or incur any liability to any labor organizations;

(xiii)  permit the Company or the Subsidiaries to enter into or agree to enter into any merger or consolidation with any corporation or other entity, or acquire the securities or assets of any other Person;

(xiv)  permit the Company or the Subsidiaries to enter into, amend, terminate or modify any Material Contract;

(xv)  propose or consent to any change to the pricing of any products sold by the Company or any of the Subsidiaries, or offer any discounts or Rebates to any customers of the Company or any of the Subsidiaries, except any such changes that would result in a decrease of no more than 5% of the annual revenue attributable to any such customer on an individual basis;

(xvi)  (A) make, amend or change any material Tax election; (B) make a request for a tax ruling or enter into a closing agreement; (C) settle or compromise any material Tax liability or material Tax claims; or (D) surrender any right to claim a material amount of refund of any Taxes; or

(xvii)  enter into any Contract or letter of intent to do anything prohibited by this Section 8.2.

8.3  Consents. Purchaser and Seller shall use their commercially reasonable efforts to obtain at the earliest practicable date all consents and approvals required to consummate the transactions contemplated by this Agreement, including, without limitation, the consents and approvals referred to in Sections 5.3(b), 6.2(a), 6.2(b) and 7.3(b) hereof; provided, however, that no party shall be obligated to pay any consideration to any third party from whom consent or approval is requested except with respect to the Credit Agreement Release Documents or as provided in the relevant Contract.

8.4  Regulatory Approvals.

(a)  Each of Purchaser and Seller shall (a) make or cause to be made all filings required of each of them or any of their respective Affiliates under the HSR Act or other Antitrust Laws with respect to the transactions contemplated hereby as promptly as practicable, (b) comply at the earliest practicable date with any request under the HSR Act or other Antitrust Laws for additional information, documents, or other materials received by each of them or any of their respective Affiliates from the Federal Trade Commission, the Antitrust Division or any other Governmental Body in respect of such filings or such transactions and (c) cooperate with each other in connection with any such filing (including, to the extent permitted by applicable law, providing copies of all such documents to the non-filing parties prior to filing and considering all reasonable additions, deletions or changes suggested in connection therewith) and in connection with resolving any investigation or other inquiry of any of the Federal Trade Commission, the Antitrust Division or other Governmental Body under the HSR Act or any other Antitrust Laws with respect to any such filing or any such transaction. Each such party shall use its commercially reasonable efforts to furnish to each other party all information required for any application or other filing to be made pursuant to any applicable Law in connection with the transactions contemplated by this Agreement. Each such party shall promptly inform the other parties hereto of any oral communication with, and provide copies of written communications with, any Governmental Body regarding any such filings or any such transaction. No party hereto shall independently participate in any formal meeting with any Governmental Body in respect of any such filings, investigation or other inquiry without giving the other parties hereto prior notice of the meeting and, to the extent permitted by such Governmental Body, the opportunity to attend and/or participate. Subject to applicable Law, the parties hereto will consult and cooperate with one another in connection with any analyses, appearances, presentations, memoranda, briefs, arguments, opinions and proposals made or submitted by or on behalf of any party hereto relating to proceedings under the HSR Act or other Antitrust Laws. Any party may, as it deems advisable and necessary, reasonably designate any competitively sensitive material provided to the other parties under this Section 8.4 as “outside counsel only.” Such materials and the information contained therein shall be given only to the outside legal counsel of the recipient and will not be disclosed by such outside counsel to employees, officers or directors of the recipient, unless express written permission is obtained in advance from the source of the materials. All HSR Act and similar foreign filing fees shall be borne equally by Purchaser and Seller.

(b)  Each of Purchaser and Seller shall use its commercially reasonable efforts to resolve such objections, if any, as may be asserted by any Governmental Body with respect to the transactions contemplated by this Agreement under the HSR Act or other Antitrust Laws. In connection therewith, if any Legal Proceeding is instituted (or threatened to be instituted) challenging any transaction contemplated by this Agreement as in violation of any Antitrust Law, each of Purchaser and Seller shall cooperate and use its commercially reasonable efforts to contest and resist any such Legal Proceeding, and to have vacated, lifted, reversed, or overturned any decree, judgment, injunction or other order whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents, or restricts consummation of the transactions contemplated by this Agreement, including by pursuing all available avenues of administrative and judicial appeal and all available legislative action, unless, by mutual agreement, Purchaser and Seller decide that litigation is not in their respective best interests. Each of Purchaser and Seller shall use its commercially reasonable efforts to take such action as may be required to cause the expiration of the notice periods under the HSR Act or other Antitrust Laws with respect to such transactions as promptly as possible after the execution of this Agreement; provided, however, that neither Purchaser nor Seller shall be required to (i) hold separate (by trust or otherwise) or divest any of their respective businesses or assets, (ii) agree to any limitation on the operation or conduct of their respective businesses or (iii) waive any of the conditions set forth in Article IX of this Agreement.

8.5  Further Assurances. Subject to the terms of this Agreement, each of Purchaser and Seller shall use its commercially reasonable efforts to (i) take all actions necessary or appropriate to consummate the transactions contemplated by this Agreement and (ii) cause the fulfillment at the earliest practicable date of all of the conditions to their respective obligations to consummate the transactions contemplated by this Agreement.

8.6  Confidentiality.

(a) Purchaser acknowledges that the information provided to it in connection with this Agreement and the transactions contemplated hereby is subject to the terms of the confidentiality agreement between Purchaser and Parent, dated July 13, 2005 (the “Confidentiality Agreement”), the terms of which are incorporated herein by reference; provided, that Purchaser and its Representatives shall be permitted to disclose information as necessary and consistent with customary practices in connection with the Financing. Effective upon, and only upon, the consummation of the Closing, the Confidentiality Agreement shall terminate.

(b) Parent and Seller recognize that by reason of their ownership of the Company and the Wire Harness Business, they and their respective subsidiaries have acquired confidential information and trade secrets concerning the Company and the Wire Harness Business the use or disclosure of which could cause Purchaser or its subsidiaries substantial loss and damages that could not be readily calculated and for which no remedy at law would be adequate. Accordingly, Parent and Seller covenant and agree with Purchaser that neither Parent nor Seller nor any of their respective subsidiaries will at any time, except in performance of their respective obligations to Purchaser or with the prior written consent of Purchaser, directly or indirectly, disclose any proprietary, secret or confidential information relating to the Company and the Wire Harness Business that any such Person may learn or has learned by reason of its ownership of the Company and the Wire Harness Business, unless (i) such information becomes known to the public generally through no fault of Parent, Seller or any of their respective subsidiaries, (ii) disclosure is required by applicable Law, or (iii) such information was not previously known to Parent, Seller or any of their respective subsidiaries but becomes rightfully known to Parent, Seller or such subsidiary after Closing, without restriction, from a source (other than Purchaser and its subsidiaries) not related to Seller’s prior ownership of the Company and the Wire Harness Business and without any breach of duty to Purchaser or its subsidiaries. The parties hereto agree that the covenant contained in this Section 8.6(b) imposes a reasonable restraint on Parent and Seller and their respective subsidiaries and employees.

8.7  Indemnification, Exculpation and Insurance.

(a)  From and after the Closing Date, Purchaser shall, and shall cause the Company and the Subsidiaries to, indemnify, defend and hold harmless, to the fullest extent permitted under applicable Law, the individuals who on or prior to the Closing Date were directors, officers or employees of the Company or the Subsidiaries (collectively, the “Indemnitees”) with respect to all acts or omissions by them in their capacities as such or taken at the request of the Company or the Subsidiaries at any time prior to the Closing Date. Purchaser agrees that all rights of the Indemnitees to indemnification and exculpation from liabilities for acts or omissions by them in their capacities as such or taken at the request of the Company or the Subsidiaries occurring at or prior to the Closing Date as provided in the constituent documents of the Company or the Subsidiaries as now in effect and any indemnification agreements or arrangements of any of them shall survive the Closing Date and shall continue in full force and effect in accordance with their terms. Such rights shall not be amended or otherwise modified in any manner that would adversely affect the rights of the Indemnitees, unless such modification is required by Law. In addition, Purchaser shall pay any expenses of any Indemnitee incurred in investigating or defending any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, arbitrative, or investigative, any appeal in such an action, suit, or proceeding, and any inquiry or investigation that could lead to such an action, suit, or proceeding, relating to acts or omissions by such Indemnitee in his or her capacity as an officer or director of the Company or the Subsidiaries or taken at the request of any of them, as applicable, at any time prior to the Closing Date, and all other expenses of any Indemnitee under this Section 8.7, as incurred to the fullest extent permitted under applicable Law; provided, that the individual to whom expenses are advanced provides an undertaking to repay such advances to the extent required by applicable Law. Notwithstanding the foregoing, the foregoing rights shall not apply to the extent any Indemnitee is the beneficiary of any insurance policy with respect to such matters or is subject to indemnification pursuant to the constituent documents of Parent or Seller or any agreement between any Indemnitee and Parent or Seller.

(b)  The provisions of this Section 8.7: (i) are intended to be for the benefit of, and shall be enforceable by, each Indemnitee, his or her heirs and his or her representatives; and (ii) are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such person may have by Contract or otherwise.

(c)  In the event that Purchaser, the Company, the Subsidiaries or any of their respective successors or assigns (i) consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of Purchaser, the Company or the Subsidiaries, as applicable, shall assume all of the obligations thereof set forth in this Section 8.7.

(d)  The obligations of Purchaser under this Section 8.7 shall not be terminated or modified in such a manner as to adversely affect any Indemnitee to whom this Section 8.7 applies without the consent of the affected Indemnitee (it being expressly agreed that the Indemnitees to whom this Section 8.7 applies shall be third party beneficiaries of this Section 8.7).

8.8  Preservation of Records. Parent, Seller and Purchaser agree that each of them shall preserve and keep the records held by them relating to the business of the Company and the Subsidiaries for a period of seven (7) years from the Closing Date and shall make such records and personnel available to the other as may be reasonably required by such party in connection with, among other things, any insurance claims by or Legal Proceedings against or governmental investigations of Seller or Purchaser or any of their Affiliates or in order to enable Seller or Purchaser to comply with their respective obligations under this Agreement and each other agreement, document or instrument contemplated hereby or thereby; provided, however, that nothing herein shall be deemed to alter Section 8.12(c), which shall govern the preservation of records with regard to Taxes. In the event Seller or Purchaser wishes to destroy such records after that time, such party shall first give ninety (90) days prior written notice to the other party and such other party shall have the right at its option and expense, upon prior written notice given to such party within that ninety (90) day period, to take possession of the records within one hundred eighty (180) days after the date of such notice.

8.9  Publicity.

(a)  Parent, Seller, the Company and Purchaser shall not, and Seller shall cause the Company and the Subsidiaries not to, issue any press release or public announcement concerning this Agreement or the transactions contemplated hereby without obtaining the prior written approval of the other party hereto, which approval will not be unreasonably withheld or delayed, unless, in the judgment of Seller or Purchaser, disclosure is otherwise required by applicable Law; provided, that, to the extent required by applicable Law, the party intending to make such release shall use its commercially reasonable efforts consistent with applicable Law to consult with the other party with respect to the text thereof.

(b)  Each of Seller and Purchaser agree that the terms of this Agreement shall not be disclosed or otherwise made available to the public and that copies of this Agreement shall not be publicly filed or otherwise made available to the public, except where such disclosure, availability or filing is required by applicable Law and only to the extent required by such Law.

8.10  Employee Benefits.

(a)  For purposes of eligibility and vesting (but not benefit accrual) under the employee benefit plans of Purchaser providing benefits to Continuing Employees (the “Purchaser Plans”), Purchaser shall credit each Continuing Employee with his or her years of service with the Company or the Subsidiaries, as applicable, and any predecessor entities, to the same extent as such Continuing Employee was entitled immediately prior to the Closing to credit for such service under any similar Employee Benefit Plan. The Purchaser Plans shall not deny Continuing Employees coverage on the basis of pre-existing conditions and shall credit such Continuing Employees for any deductibles and out-of-pocket expenses paid in the year of initial participation in the Purchaser Plans.

(b)  Parent acknowledges and agrees that (i) it shall be responsible for and shall pay (or shall cause Viasystems to pay) at the Closing all transaction bonuses that become payable to employees of the Company and the Subsidiaries in connection with the transactions contemplated by the Agreement, including without limitation, in the amounts and to the individuals set forth on Schedule 8.10(b) and (ii) it shall continue to be responsible for any and all obligations existing as of the Closing Date to provide retiree health, life insurance and other welfare benefits to any former employees of the Company or any Subsidiary and their dependents. Parent shall have paid all bonuses payable to the Continuing Employees in respect of fiscal 2005 under the terms of Parent’s Annual Incentive Compensation Plan and Senior Executive MBO Plan on or prior to Closing. Purchaser acknowledges and agrees that it shall (x) be responsible for and shall pay bonuses payable to Continuing Employees for the 2006 fiscal year under Parent’s Annual Incentive Compensation Plan and the Senior Executive MBO Plan, to the extent such bonuses are reflected in Closing Date Working Capital, and (y) agrees that it shall indemnify and hold harmless Parent and its Affiliates (other than the Company and the Subsidiaries) for any Losses resulting from claims with respect to such bonuses by any Continuing Employee to the extent such bonuses are reflected in Closing Date Working Capital.

(c)  Except as required by applicable Law, as of the Closing Date the Continuing Employees shall cease to accrue further benefits under the employee benefit plans and arrangements maintained by Parent, Seller and their respective Affiliates other than the Company or any Subsidiary (the “Parent Plans”); provided, however, that Parent shall take such actions as may be necessary to, effective immediately prior to the Closing Date, cause (i) all Continuing Employees who are employed in the United States to be fully vested in any unvested portion of their account balances under the Viasystems Retirement Savings Plan. From and after the Closing Date, Parent will retain all obligations and liabilities under the Parent Plans, and neither Purchaser nor any of its Affiliates will have any obligation or liability with respect thereto, except that Purchaser shall assume as of the Closing Date the Parent Plans set forth on Schedule 8.10(c). Except as expressly set forth on such schedule, Purchaser will not assume sponsorship or any liability with respect to any of the Parent Plans or any part thereof, and no Parent Plan and no assets of any Parent Plan will be transferred to Purchaser or any of its Affiliates or to any plan of Purchaser or any of its Affiliates. On the Closing Date, Continuing Employees with account balances in Parent’s 401(k) Plan shall be entitled to receive a lump sum distribution of such vested balances and, if requested by any such employee, Purchaser’s or the Company’s 401(k) plan shall accept a direct rollover contribution of such account balances pursuant to Code Section 401(a)(31).

(d)  Prior to the Closing, Parent shall, and shall cause the Company and the Subsidiaries to, establish stand-alone welfare plans for the domestic employees of the Company and the Subsidiaries. Such welfare plans shall be in form and substance reasonably satisfactory to Purchaser.

8.11  Transition Services. Promptly after the date hereof, the parties shall negotiate a master transition services agreement (which may, to the extent required by Law or more convenient for administrative purposes have appended thereto separate agreements for a particular jurisdiction consistent with this Section 8.11). The principles governing such transition services agreement shall be as follows:

(a)  Parent and it subsidiaries (other than the Company and the Subsidiaries) shall provide to Purchaser those services listed on Schedule 8.11 hereto or otherwise provided to the Company and/or its Subsidiaries on or prior to the date hereof or otherwise reasonably requested by Purchaser in order to allow for the operation of the Company and its Subsidiaries in the Ordinary Course of Business;

(b)  Purchaser, the Company and the Subsidiaries shall provide to Parent and its subsidiaries (other than the Company and the Subsidiaries) those services listed on Schedule 8.11 hereto or otherwise provided to the Seller and/or its subsidiaries on or prior to the date hereof or otherwise reasonably requested by Parent in order to allow for the operation of Parent and it subsidiaries (other than the Company and the Subsidiaries) in the Ordinary Course of Business;

(c)  All services referred to in clause (a) and (b) are referred to as the “Services.” All Services to be provided by a party shall be provided at its direct unburdened costs and not in excess of per hour or per unit costs previously charged or on a pass-through basis with no mark-up (in the case of third party providers), it being understood for certain services a flat fee per period, usage or other fee may be appropriate;

(d)  Services shall be made available for a minimum of six (6) months, with the ability of a party to extend such Service for a period not to exceed twelve (12) months from Closing. The general principle will be for each party to migrate away from utilizing a particular Service as soon as reasonably practicable and commercially reasonable;

(e)  The receiving party shall be permitted to terminate any one or more of the Services upon thirty (30) days prior notice of its intention to terminate such Services, and such termination of such Services shall not in and of itself, terminate the master transition services agreement;

(f)  The provider of Services may terminate the master transition services agreement with respect to any one or more of the Services by written notice to the recipient in the event that (i) the recipient shall have failed to perform, in all material respects, any of its material obligations under such agreement relating to the Services, (ii) the provider has notified the recipient in writing of such failure and (iii) such failure shall have continued for a period of thirty (30) days after receipt of by recipient of notice of such failure. Generally invoices shall be issued monthly and be due and payable within thirty (30) days after receipt thereof; and

(g)  Any dispute arising under the master transition services agreement will be resolved by arbitration on an expedited basis and the obligations of the parties thereunder will not terminate prior to issuance of a final ruling in such arbitration.

8.12  Tax Matters.

(a)  Tax Indemnity

Parent and Seller shall be jointly and severally liable for and pay, and shall indemnify Purchaser (and the Company and each Subsidiary) against (A) all Taxes imposed on the Company or any Subsidiary, or for which the Company or any Subsidiary may otherwise be liable, as a result of having been a member of a Company Group for any period prior to or including the Closing Date (including, without limitation, Taxes for which the Company or any Subsidiary may be liable pursuant to Treas. Reg. § 1.1502-6 or similar provisions of state, local or foreign law as a result of having been a member of a Company Group for any period prior to or including the Closing Date), (B) all other Taxes imposed on the Company or any Subsidiary, or for which the Company or any Subsidiary may otherwise be liable, for any taxable period ending on or before the Closing Date, it being understood for the avoidance of doubt that such Taxes for a taxable period ending on or before the Closing Date shall include Tax for any such period resulting from the Section 338(h)(10) Election to be made with respect to the sale of the Shares pursuant hereto, (C) all Taxes imposed on the Company or any Subsidiary, or for which the Company or any Subsidiary may otherwise be liable, for the portion of any Straddle Period ending at the close of the business on the Closing Date (to the extent of Seller’s responsibility therefor under Section 8.12(b)(iv), and (D) Losses arising as a result of any breach of a representation or warranty of Parent or Seller under Section 6.8(b); provided, however, that Parent and Seller’s liability and indemnity obligation in respect of any Tax described in clauses (A), (B), (C) and (D) of this Section 8.12(a) shall be limited to the amount of such Taxes, in the aggregate, in excess of the Tax Reserve.

(b)  Filing of Tax Returns; Payment of Taxes.

(i)  Pre-Closing Tax Returns Required to Be Filed On or Prior to the Closing Date. Seller shall file, or cause to be filed, all Tax Returns of, or which include, the Company and the Subsidiaries and which are required to be filed (taking into account any extensions of time) on or prior to the Closing Date and such Tax Returns shall be prepared in a manner consistent with past practice unless otherwise required by applicable Tax Laws, and pay, or cause the Company or the Subsidiaries, as the case may be, to pay, any and all Taxes shown due on such Tax Returns.

(ii)  Pre-Closing Tax Returns Required to Be Filed After the Closing Date. Seller shall prepare, in a manner consistent with prior practice unless otherwise required by applicable Tax Laws, all foreign, state and local Tax Returns required to be filed by the Company and the Subsidiaries on a separate return basis after the Closing Date (“Separate Pre-Closing Tax Returns”) with respect to taxable periods (excluding partial taxable periods) that, to the extent they relate to the Company and the Subsidiaries, end on or before the Closing Date (the “Pre-Closing Taxable Period”). In the case of any such Separate Pre-Closing Tax Return that would reasonably be expected to have an adverse effect greater than or equal to the Tax Threshold on any of the Company or the Subsidiaries for a taxable period after the Closing Date (the “Post-Closing Taxable Period”), Purchaser shall have the right to review and approve such return and agree to the computation of such Taxes (which approval may not be unreasonably withheld or delayed) and no such Tax Return may be amended (including any amendment or settlement required as a result of or in connection with examination adjustments) by Purchaser, the Company, the Subsidiaries, or Seller without the prior written consent of Seller and Purchaser. Each Separate Pre-Closing Tax Return shall be filed timely by the Company or the Subsidiaries, and the Company or the Subsidiaries shall pay the Tax shown due thereon. On or prior to the due date for payment of Taxes with respect to any such Separate Pre-Closing Tax Return, or, in the event of a dispute, upon resolution thereof, Seller shall pay to the Company or the Subsidiaries the amount of such Tax shown due, but only to the extent in excess of the amount accrued for such Tax in the Tax Reserve.

(iii)  Tax Returns for Post-Closing Taxable Periods (other than Straddle Periods). Purchaser shall prepare and file, or cause to be prepared and filed, all Tax Returns of or which include the Company or the Subsidiaries and which are required to be filed after the Closing Date with respect to a Post-Closing Taxable Period, but excluding any Straddle Period, and shall pay or cause to be paid the amount of Tax shown due with respect to any such Tax Return.

(iv)  Tax Returns Required to be Filed After the Closing Date for Straddle Periods. Seller and Purchaser shall, unless prohibited by applicable Tax Law, take or cause to be taken all action necessary or appropriate to close the taxable period of the Company and the Subsidiaries as of the Closing Date. None of Seller, Purchaser, the Company or the Subsidiaries shall take any position inconsistent with the preceding sentence on any Tax Return. In any case in which applicable Law does not permit the Company or the Subsidiaries to close its taxable year on the Closing Date or in any case in which a Tax is assessed with respect to a taxable period that, to the extent it relates to the Company or the Subsidiaries, includes, but does not begin or end on, the Closing Date (the “Straddle Period”), then Taxes, if any, of the Company or its Subsidiary, as the case may be, attributable to such Straddle Period shall be allocated (A) to Seller for the period up to and including the Closing Date, but only to the extent in excess of the amount accrued for such Taxes in the Tax Reserve, and (B) the remainder to Purchaser. Any allocation of income, deductions, credits (including Taxes paid, on an estimated basis or otherwise) or carry-forwards required to determine any Taxes attributable to any Straddle Period shall be made by means of a closing of the books and records of the Company and the Subsidiaries as of the Closing Date; provided, however, that exemptions, charges, allowances or deductions calculated on an annual basis (including depreciation and amortization deductions) and any credits (excluding Taxes paid on an estimated basis or otherwise) arising during the Straddle Period shall be allocated between the period ending on the Closing Date and the period after the Closing Date in proportion to the number of days in each such period.

In addition, Purchaser shall prepare and file, or cause to be prepared and filed, all Tax Returns of or which include the Company or the Subsidiaries for all Straddle Periods, and in each such case shall pay any and all Taxes due with respect to such Tax Returns. To the extent any Taxes shown due on such Tax Returns are allocable to and payable by Seller under the preceding paragraph, such Tax Returns shall be prepared in a manner consistent with prior practice unless otherwise required by applicable Tax Laws, Seller shall have the right to review and approve such Tax Returns and agree to the computation of Taxes allocable to Seller (which approval may not be unreasonably withheld or delayed), Purchaser shall not file any such Tax Return without Seller’s written consent (which consent may not be unreasonably withheld or delayed) and Purchaser shall not amend any such Tax Return (including any amendment or settlement required as a result of or in connection with examination adjustments) without the prior written consent of Seller (which consent may not be unreasonably withheld or delayed). On or prior to the due date for payment of Taxes with respect to any such Tax Returns, or, in the event of a dispute, which shall be settled in accordance with Section 8.12(g) hereof, upon a final resolution thereof, Seller shall pay to the Company or the Subsidiaries the amount of Taxes shown due on such Tax Return allocable to and otherwise payable by Seller under the preceding paragraph.

(c)  Cooperation with Respect to Tax Returns. Purchaser and Seller agree to furnish or cause to be furnished to each other, and each at its own expense, as promptly as practicable, such information (including access to books and records) and assistance, including making employees available on a mutually convenient basis to provide additional information and explanations of any material provided, relating to the Company or the Subsidiaries, as the case may be, as is reasonably necessary for the filing of any Tax Return, for the preparation for any audit, and for the prosecution or defense of any claim, suit or proceeding relating to any adjustment or proposed adjustment with respect to Taxes. Purchaser, the Company or the Subsidiaries, as the case may be, shall retain in its possession, and shall provide Seller reasonable access to (including the right to make copies of), such supporting books and records and any other materials that Seller may specify with respect to Tax matters relating to any Pre-Closing Taxable Period or any Straddle Period until the relevant statute of limitations (or extension thereof) has expired. In the event Purchaser, the Company or the Subsidiaries, as the case may be, wishes to destroy such records after that time, Purchaser shall (and Purchaser shall cause the Company or the Subsidiaries to) first give ninety (90) days’ prior written notice to Seller and Seller shall have the right at its option and expense, upon prior written notice given to Purchaser within such ninety (90) day period, to take possession of the records within one hundred and eighty (180) days after the date such notice is given to Purchaser.

(d)  Tax Authority.

(i)  If any Governmental Body or any quasi-governmental or private body having jurisdiction over the assessment, determination, collection or imposition of any Tax (“Tax Authority”) asserts a claim, makes an assessment or otherwise disputes or affects the Tax reporting position of any of the Company or the Subsidiaries for a Pre-Closing Taxable Period or a Straddle Period or otherwise with respect to any Taxes for which Seller may be responsible hereunder, Purchaser shall, promptly upon receipt by Purchaser or any of its Affiliates (including the Company and the Subsidiaries) of notice thereof, notify Seller thereof.

(ii)  In the case of any Tax audit or administrative or court proceeding relating to a Pre-Closing Taxable Period of the Company or the Subsidiaries, as the case may be, Seller shall have the sole right to represent the interests of the Company and the Subsidiaries, and to employ counsel of Seller’s choice at Seller’s expense to carry out such representation, and the Company and the Subsidiaries shall (and Purchaser shall cause the Company and the Subsidiaries to) execute and deliver to Seller any power of attorney or other document reasonably requested by Seller in connection with the representation by Seller of the interests of the Company or the Subsidiaries in any proceeding described in this Section 8.12(d)(ii) for which Seller would be responsible; provided, that Seller shall not enter into any settlement, closing agreement, or compromise of any dispute, which would reasonably be expected to have an adverse effect greater than or equal to the Tax Threshold on the Company or the Subsidiaries for a Post-Closing Taxable Period, without Purchaser’s approval (which shall not be unreasonably delayed or withheld).

(iii)  Purchaser shall have the right to represent the interests of the Company and the Subsidiaries in any Tax audit or administrative or court proceeding relating exclusively to a Post-Closing Taxable Period (excluding any Straddle Period) of the Company or the Subsidiaries, as the case may be; provided, that Purchaser shall not enter into any settlement, closing agreement, or compromise of any dispute, which would reasonably be expected to have an adverse effect greater than or equal to the Tax Threshold on Seller or any of the Company or the Subsidiaries for a Pre-Closing Taxable Period or a Straddle Period, without Seller’s approval (which shall not be unreasonably delayed or withheld).

(iv)  In the case of any Tax audit or administrative or court proceeding relating to a Straddle Period of the Company or the Subsidiaries, as the case may be, Seller and Purchaser shall jointly represent the interests of the Company and the Subsidiaries; provided, however, that neither party can enter into a settlement, resolution, or closing or other agreement with respect thereto (including any waiver or extension of a statute of limitations) without the other party’s consent, which consent shall not be unreasonably withheld, conditioned or delayed.

(e)  Amended Returns; Refund Claims.

(i)  Seller shall have the sole right to prepare and file or cause to be prepared and filed any amended Tax Return or claim for refund with respect to Taxes of the Company or the Subsidiaries, as the case may be, for any Pre-Closing Taxable Period, and Purchaser shall, and shall cause the Company or the Subsidiaries, as the case may be, to execute such documents (including a power of attorney) and take such actions in connection with such filing as Seller shall reasonably request; provided, however, that Purchaser shall have the right to review and approve any such amended Tax Return or claim for refund (which approval may not be unreasonably withheld or delayed) if such amended Tax Return or claim for refund would reasonably be expected to have an adverse effect greater than or equal to the Tax Threshold on any of the Company or the Subsidiaries for a Post-Closing Taxable Period.

(ii)  Seller and Purchaser shall have joint rights to prepare and file or cause to be prepared and filed any amended Tax Return or claim for refund with respect to Taxes of the Company or the Subsidiaries, as the case may be, for a Straddle Period; provided, however, that neither party shall file or cause to be filed such amended Tax Return or claim for refund without the other party’s consent, which consent shall not be unreasonably withheld, conditioned or delayed.

(iii)  To the extent any determination of Tax liability of the Company or the Subsidiaries, as the case may be, whether as the result of an audit or examination, a claim for refund, the filing of an amended Tax Return or otherwise, results in any refund (except for any refund attributable to a carry-back permitted under Section 8.12(e)(iv) hereof, which refunds shall be for the account of and payable to Purchaser) of Taxes paid (or a credit against Taxes payable) (A) attributable to any Pre-Closing Taxable Period, (B) attributable to the portion of a Straddle Period ending on the Closing Date (determined using the principles of Section 8.12(b)(iv)) or (C) which are otherwise the responsibility or allocable to Seller hereunder, Purchaser shall pay (or cause to be paid) any such refund (or the amount of such credit), and the interest actually received thereon, to Seller promptly upon (but not later than ten (10) days after) receipt (or, in the cause of a credit, realization) thereof. To the extent any determination of Tax liability of the Company or the Subsidiaries, as the case may be, as the result of an audit or examination, results in additional Taxes due (A) attributable to any Pre-Closing Taxable Period, (B) attributable to the portion of a Straddle Period ending on the Closing Date (determined using the principles of Section 8.12(b)(iv)) or (C) which are otherwise the responsibility or allocable to Seller hereunder, Seller shall pay any such deficiency to Purchaser, but only to the extent in excess of the amount accrued in the Tax Reserve, and reduced by any Tax benefit actually (and not potentially) realized by Purchaser or any of the Company or the Subsidiaries in respect of any adjustment made pursuant to such audit or examination.

(iv)  In respect of the U.S. consolidated federal income tax return filed by the group in which Seller is a member, Purchaser shall cause the Company and the Subsidiaries to forgo any carry-back to a Pre-Closing Taxable Period of any item of deduction or credit incurred by the Company or the Subsidiaries, as the case may be, after the Closing Date. In respect of any other Tax Return, the carry-back to a Pre-Closing Taxable Period of any item of deduction or credit incurred by the Company or the Subsidiaries, as the case may be, after the Closing Date shall be subject to the prior written consent of Seller, which consent may not be unreasonably withheld.

(f)  Transfer Taxes. Purchaser, on the one hand, and Seller and its Affiliates, on the other hand, shall share equally all sales, use, stamp, documentary, real property transfer, real property gains, registration, value added filing, recording, transfer or other similar fees or Taxes or governmental charges, if any (“Transfer Tax”). The party responsible under the applicable Transfer Tax Law for paying a Transfer Tax (the “Transfer Tax Party”) shall make due and timely payment of the Transfer Tax to the applicable Tax Authority, provided that the other party pays the Transfer Tax Party, no later than two Business Days prior to the date such Transfer Tax is due, such other party’s 50% share of such Transfer Tax. The Transfer Tax Party will provide the other party a true copy of each such Tax Return as filed and evidence of the timely filing thereof.

(g)  Dispute Procedures. Any dispute as to any matter covered by this Section 8.12 shall be resolved by a mutually acceptable independent nationally recognized accounting firm. The parties will instruct the accounting firm to reach its conclusion regarding any such dispute within twenty (20) days after its appointment. The report of the accounting firm shall be final, conclusive and binding on the parties. The fees and expenses of such accounting firm shall be borne equally by the parties hereto.

8.13  338(h)(10) Election.

(a)  Seller shall join with Purchaser in making an election under Section 338(h)(10) of the Code and the Treasury Regulations promulgated thereunder and any corresponding or similar elections under state, local or foreign Tax Law (collectively, the “Section 338(h)(10) Election”) with respect to the purchase and sale of stock of the Company and the Subsidiaries.

(b)  Purchaser shall be responsible, at its sole cost and expense, for the preparation and filing of all forms and documents required to effectuate the Section 338(h)(10) Election. In addition to the Internal Revenue Service Form 8023, Seller shall execute (or cause to be executed) and deliver to Purchaser such additional documents or forms as are reasonably requested to complete properly the Section 338(h)(10) Election at least thirty (30) days prior to the date such Section 338(h)(10) Election is required to be filed. All forms will be agreed to by the parties prior to the filing thereof.

(c)  Purchaser and Seller shall file all Tax Returns and statements, forms and schedules in connection therewith in a manner consistent with the Section 338(h)(10) Election and shall take no position contrary thereto unless required to do so by applicable Tax Laws.

(d)  Schedule 8.13(d), in accordance with Section 338 of the Code and the Treasury regulations promulgated thereunder, sets forth a preliminary allocation of the Purchase Price and any other items that are treated as additional Purchase Price for Tax purposes among the different items of assets of the Company and the Subsidiaries (the “Preliminary Allocation Statement”). Promptly following the Closing, Seller and Purchaser agree to adjust the Preliminary Allocation Statement in accordance with the principles set forth on Schedule 8.13(d) as may be necessary as a result of the determination of Closing Date Working Capital (the “Closing Date Allocation Statement”). Seller shall, and Purchaser shall cause the Company and the Subsidiaries to, allocate such Purchase Price in accordance with the Closing Date Allocation Statement in reporting the deemed asset sales as a result of the Section 338(h)(10) Election, and all Tax Returns and reports filed by Seller, the Company and the Subsidiaries shall be prepared consistently with such Closing Date Allocation Statement.

8.14  Financing.

(a)  Purchaser shall use its commercially reasonable efforts to obtain and effectuate the Financing contemplated by the Commitment Letter on the terms set forth therein. Purchaser agrees to notify Seller as soon as reasonably practicable if, at any time prior to the Closing Date, (i) the Commitment Letter shall expire or be terminated for any reason, (ii) any financing source that is a party to the Commitment Letter notifies Purchaser that such source no longer intends to provide financing to Purchaser or (iii) for any reason Purchaser no longer believes in good faith that it will be able to obtain any of the Financing substantially on the terms described in the Commitment Letter. Purchaser shall not, nor shall it permit any of its Subsidiaries or Affiliates to, without the prior written consent of Seller, take any action or enter into any transaction, including, without limitation, any merger, acquisition, joint venture, disposition, lease, contract or debt or equity financing that would reasonably be expected to impair, delay or prevent the Financing contemplated by the Commitment Letter. Purchaser shall not amend or alter, or agree to amend or alter, the Commitment Letter in any manner that would impair, delay or prevent the purchase of the Shares without the prior written consent of Seller.

(b)  If the Commitment Letter shall expire or terminate for any reason, Purchaser shall use its commercially reasonable efforts to obtain, and will provide Seller with a copy of, a new financing commitment that provides for at least the same amount of financing as the Commitment Letter as originally issued, funding conditions no less favorable than those included in the Commitment Letter as originally issued and other terms and conditions the aggregate effect of which is not materially adverse to Purchaser in comparison with those contained in the Commitment Letter as originally issued, which extension or new commitment shall include a termination date not earlier than the Outside Date. Any new financing commitment shall be made by some or all of the lenders that are parties to the Commitment Letter as originally issued or another bona fide lender or lenders acceptable to Seller. Purchaser shall accept any such commitment letter if the funding conditions and other terms and conditions contained therein are not materially adverse to Purchaser in comparison with those contained in the Commitment Letter as originally issued.

8.15  Restructuring Transactions. Prior to the Closing, Parent, Seller, the Company and the Subsidiaries shall have completed each of the restructuring transactions set forth on Schedule 8.15. Any costs and expenses incurred by the Company or the Subsidiaries in connection with effecting the Restructuring, including any such amounts which are payable to consultants, attorneys, accountants or other Representatives retained by the Company or any of the Subsidiaries (or any of their respective Affiliates) or to any filing service or Governmental Body in connection with the Restructuring, shall be paid by Seller. Prior to the Closing, Parent shall additionally cause all capital stock of Electro Componentes de Mexico, S.A. and Wirekraft Industries de Mexico, S.A. de C.V. held by Wirekraft Industries LLC, a Delaware limited liability company and indirect wholly owned subsidiary of Parent, to be transferred and conveyed to the Company.

8.16  Use of Name. Purchaser agrees that it shall cause the Company and the Subsidiaries to (i) as soon as practicable after the Closing Date and in any event within ninety (90) days following the Closing Date, cease to make any use of the name “Viasystems” or any other service marks, domain names, trademarks, trade names, identifying symbols, logos, emblems, signs or insignia related thereto or containing or comprising the foregoing, including any name or mark confusingly similar thereto (collectively, the “Seller Marks”), (ii) immediately after the Closing, cease to hold itself out as having any affiliation with any Parent or any of its Affiliates (other than the Company or the Subsidiaries) and (iii) effective as of the Closing, in the case of any Company or any Subsidiary whose name includes the name “Viasystems”, change its corporate name to a name that does not include the name “Viasystems” and make any necessary legal filings with the appropriate Governmental Body to effect such change. In furtherance thereof, as promptly as practicable but in no event later than ninety (90) days following the Closing Date, Purchaser shall cause the Company and the Subsidiaries to remove, strike over or otherwise obliterate all Seller Marks from all materials owned by the Company or any Subsidiary, including, without limitation, any vehicles, business cards, schedules, stationery, packaging materials, displays, signs, promotional materials, manuals, forms, computer software and other materials. Notwithstanding the foregoing, the Company and the Subsidiaries shall be entitled to use and sell in the Ordinary Course of Business all inventory, packaging materials, product literature, brochures and promotional materials existing on the Closing Date until all such inventory, packaging materials, product literature, brochures and promotional materials are used, sold or otherwise disposed of. Parent agrees that it shall, and shall cause its subsidiaries (not including the Company or any Subsidiary) to, as soon as practicable after the Closing Date and in any event within ninety (90) days following the Closing Date, remove the names of the Company and all Subsidiaries and all references to the Wire Harness Business from Parent’s and its subsidiaries’ websites and other corporate materials.

8.17  Termination of Intercompany Obligations. Except as set forth on Schedule 8.17, on or prior to the Closing Date, Parent shall cause to be terminated and cancelled all intercompany accounts payable (i) from Parent or its subsidiaries (other than the Company and the Subsidiaries) to the Company and the Subsidiaries and (ii) from the Company and the Subsidiaries to Parent and its subsidiaries (other than the Company and the Subsidiaries). Except as expressly set forth in this Agreement, on or prior to the Closing Date, Parent shall cause to be terminated and cancelled all indemnity obligations from the Company or any Subsidiary to Parent or its subsidiaries (other than the Company and the Subsidiaries).

8.18  Non-Competition.

(a)  In consideration of Purchaser entering into this Agreement and in order that Purchaser may enjoy the full benefit of the Wire Harness Business, for a period of three (3) years from and after the Closing Date (the “Noncompetition Period”), neither Parent nor any of its subsidiaries shall, directly or indirectly, whether as principal, agent, partner, officer, director, stockholder, employee, consultant or otherwise, alone or in association with any other Person, own, manage, operate, control, participate in, invest in (other than an investment that results in such Person owning less than 2% of the outstanding voting stock of a publicly traded company), or carry on a business which, directly or indirectly, is in competition with the Company or its Subsidiaries in the (i) provision of white goods assembly services (excluding metal fabrication), (ii) manufacture, assembly and marketing of wire harnesses or cable for sale as a stand alone product offering, or (iii) manufacture, assembly and marketing of cable assemblies for sale as a stand alone product offering, provided that the foregoing shall not limit or restrict the right of Parent and its subsidiaries to (w) manufacture, assemble and market printed circuit boards and printed circuit board assemblies, (x) manufacture, assemble and market wire harnesses (including sub-components) for use in electro-mechanical manufacturing solution assembly services provided by the Parent or its subsidiaries, (y) manufacture, assemble and market cable assemblies for use in electro-mechanical manufacturing solution assembly services provided by the Parent or its subsidiaries or (z) manufacture, assemble and market cable assemblies for sale as a stand-alone product offering, provided that such products shall only be manufactured and assembled at Parent’s Qingdao, China manufacturing facility, the aggregate net revenues from such product sales shall not exceed $12,000,000 per year, and the products shall only be sold to customers in the telecom, computer/data, medical and industrial instrumentation industries, and shall in no event be sold to customers in any other industries, including the white goods, automotive, aerospace, or defense industries.

(b)  Parent acknowledges and agrees that the remedy at law for any breach, or threatened breach, of any of the provisions of this Section 8.18 will be inadequate and, accordingly, Parent covenants and agrees that Purchaser shall, in addition to any other rights and remedies which Purchaser may have at Law, be entitled to equitable relief, including injunctive relief, and to the remedy of specific performance with respect to any breach or threatened breach of such covenant, as may be available from any court of competent jurisdiction. In addition, Parent and Purchaser agree that the terms of the covenant in this Section 8.18 are fair and reasonable in light of Purchaser’s plans for the Wire Harness Business and are necessary to accomplish the full transfer of the goodwill and other intangible assets contemplated hereby. In the event that any of the covenants contained in this Section 8.18 shall be determined by any court of competent jurisdiction to be unenforceable for any reason whatsoever, then any such provision or provisions shall not be deemed void, and the parties hereto agree that said limits may be modified by the court and that said covenant contained in this Section 8.18 shall be amended in accordance with said modification, it being specifically agreed by the parties that it is their continuing desire that this covenant be enforced to the full extent of its terms and conditions or if a court finds the scope of the covenant unenforceable, the court should redefine the covenant so as to comply with applicable Law.

8.19  Non-Solicitation.

(a)  For two (2) years after the Closing Date, Parent shall not, and shall cause its subsidiaries (other than the Company and the Subsidiaries) not to, whether for their own account or for the account of any Person, solicit, offer employment to or hire any individual that is employed by the Company or the Subsidiaries on the Closing Date; provided, however, that Parent and its subsidiaries (other than the Company or the Subsidiaries) shall not be prohibited from initiating searches for employees through the use of general advertisement or through the engagement of firms to conduct searches that are not targeted or focused on the Company and the Subsidiaries.

(b)  For two (2) years after the Closing Date, Purchaser shall not, and shall cause its Affiliates (including the Company and the Subsidiaries) not to, whether for their own account or for the account of any individual, solicit, offer employment to or hire any individual that is employed by Parent or its subsidiaries (other than the Company and the Subsidiaries) on the Closing Date; provided, however, that Purchaser and its Affiliates (including the Company and the Subsidiaries) shall not be prohibited from initiating searches for employees through the use of general advertisement or through the engagement of firms to conduct searches that are not targeted or focused on Parent or its subsidiaries (other than the Company and the Subsidiaries).

8.20  Release of Obligations Under Certain Contracts and Guarantees.

(a)  Purchaser shall use its commercially reasonable efforts to obtain, as soon as practicable, from the counterparty or counterparties to the Contracts set forth on Schedule 8.20(a), the release (by novation or otherwise) of Parent and its Affiliates (other than the Company and the Subsidiaries), as applicable, from any liability or obligation under any such Contract; provided, however, that neither Purchaser nor any other Person shall be obligated to pay any consideration to any third party from whom any such release is requested.

(b)  Purchaser shall use its commercially reasonable efforts to obtain, as promptly as practicable, from the beneficiary or beneficiaries of the guarantees set forth on Schedule 8.20(b), the release of Parent and its Affiliates (other than the Company and the Subsidiaries), as applicable, from any liability or obligation under any such guarantee; provided, however, that neither Purchaser nor any other Person shall be obligated to pay any consideration to any third party from whom any such release is requested.

(c)  From and after the Closing, Purchaser shall indemnify and hold harmless Parent and its Affiliates (other than the Company or the Subsidiaries) for any Losses in respect of any claims arising out of or relating to the failure to obtain the release of any of the Contracts described in paragraphs (a) and (b) above.

8.21  Insurance.

(a)  Without limiting Purchaser’s rights under Article X, except as provided in Section 8.21(b), Purchaser acknowledges and agrees that, upon Closing, all insurance coverage provided in relation to the Companies and the Subsidiaries pursuant to policies, risk funding programs or arrangements maintained by Parent or its Affiliates (other than the Company or the Subsidiaries) (whether such policies are maintained in whole or in part with third party insurers or with Parent or its Affiliates (other than the Company or the Subsidiaries) and including any captive policies or fronting arrangements) shall cease and no further coverage shall be available to the Company or the Subsidiaries as an Affiliate under any such policies or programs that are “claims made” based policies but (subject to the terms of any relevant policy, program or arrangement) without prejudice to any accrued claims which the Company or the Subsidiaries or Parent or an Affiliate (in the latter case in relation to the Company or the Subsidiaries) may have at or prior to the Closing. The Company and the Subsidiaries shall retain the benefit of “occurrence” based policies, programs and arrangements in relation to events occurring prior to Closing in respect of all claims for which they may have coverage thereunder; it being understood and agreed that the retention by the Company and the Subsidiaries of the benefit of such “occurrence” based policies of insurance shall, to the extent such coverage also exists with respect to Parent or any of its current or former Affiliates (other than the Company or the Subsidiaries), be without prejudice to the rights of Parent or such other current or former Affiliates (other than the Company or the Subsidiaries) to continue to retain the benefit of such “occurrence” based policies of insurance at and after the Closing Date as such policies, programs and arrangements were in effect on the date prior to the Closing Date.

(b)  Purchaser and Parent agree that any claims made under the insurance policies referred to in Section 8.21(a) in respect of the Company or the Subsidiaries and as to which coverage remains available after Closing shall be administered and collected by Parent (or by a claims handler appointed by Parent) on behalf of Purchaser, the Company and the Subsidiaries. Purchaser shall cooperate fully with Parent to enable Parent to comply with the requirements of the relevant insurer, and Purchaser shall provide such information and assistance as Parent may reasonably request in connection with any such claim. Any monies received by Parent as a result of such claims shall be paid over to Purchaser, net of all reasonable costs and expenses of recovery (including, without limitation, all reasonable handling and collection charges by any claims handler appointed by Parent). Any claims made under the insurance policies referred to in Section 8.21(a) in respect of the Company or the Subsidiaries relating to incidents arising before the Closing Date shall be notified to the relevant insurer before the Closing Date.

(c)  Without limiting Purchaser’s rights under Article X, in respect of all claims under the insurance policies referred to in Section 8.21(a) notified to insurers at the Closing Date and all claims subsequently brought under such insurance policies and relating to the Company and the Subsidiaries, Purchaser acknowledges that it shall be responsible for the deductible on each relevant insurance policy to the extent the deductible for any such claims are payable after the Closing Date and will not be entitled to seek reimbursement of such deductible from Parent. Purchaser shall reimburse Parent within twenty (20) Business Days after receipt of the invoice for any deductible paid by Parent (including evidence of such payment) after the Closing Date with respect to claims made under the insurance policies referred to in Section 8.21(a) to the extent such deductible has been paid by Parent or any Affiliate or, if Purchaser is invoiced directly by the insurance company for such deductible amount, it shall pay or cause such invoice to be paid within twenty (20) Business Days.

8.22  No Solicitation or Negotiation. Parent, Seller and the Company agree that between the date of this Agreement and the earlier of (i) the Closing and (ii) the termination of this Agreement, neither Parent, Seller, nor the Company, nor any of their respective Affiliates or Representatives will (a) solicit, initiate, encourage or accept any other proposals or offers from any Person (other than Purchaser) (i) relating to any acquisition or purchase of all or any portion of the Company or the Wire Harness Business, (ii) to enter into any business combination or other extraordinary business transaction, except as would not have a Material Adverse Effect or as would not materially impair or delay the ability of Parent, Seller and the Company to perform their respective obligations under this Agreement, or (iii) release any Person from, or waive any provision of, any confidentiality agreement that relates to the Company or the Wire Harness Business, or (b) participate in any discussions, conversations, negotiations or other communications regarding, or furnish to any other Person (other than Purchaser) any information with respect to, or otherwise cooperate in any way, assist or participate in, facilitate or encourage any effort or attempt by any other Person to seek to do any of the foregoing. Parent, Seller and the Company immediately shall cease and cause to be terminated all existing discussions, conversations, negotiations and other communications with any Persons conducted heretofore with respect to any of the foregoing. Parent, Seller and the Company shall notify Purchaser promptly if any such proposal or offer, or any inquiry or other contact with any Person with respect thereto, is made and shall, in any such notice to Purchaser, indicate in reasonable detail the identity of the Person making such proposal, offer, inquiry or contact and the principal terms and conditions of such proposal, offer, inquiry or other contact.

8.23  Certain Notices.

(a)  From time to time commencing on the date of this Agreement and until the earlier of the Closing or the termination of this Agreement, Purchaser shall deliver to Parent written notice of any material breach of any representation, warranty, covenant or agreement of Purchaser set forth in this Agreement.

(b)  From time to time commencing on the date of this Agreement and until the earlier of the Closing or the termination of this Agreement, Parent shall deliver to Purchaser written notice of any material breach of any representation, warranty, covenant or agreement of Parent, Seller, the Company or the Subsidiaries set forth in this Agreement.

8.24  Successors. In the event that Parent or Seller (or any of their respective successors or assigns) shall (i) transfer all or substantially all of its properties and assets to any other Person or (ii) adopt a plan of dissolution or liquidation, then in each case proper provision shall be made so that the continuing or surviving corporation or entity (or its successors or assigns, if applicable), or transferee of such assets, or such liquidating trust or other agent, as the case may be, shall expressly assume all of Parent’s or Seller’s obligations under this Agreement, including Parent’s and Seller’s obligations pursuant to Article X and Section 8.12 hereof, which continue in effect after the consummation of such transaction. Prior to any such transaction, Parent and Seller shall notify Purchaser of any transaction that would trigger the terms of this Section 8.24 and the terms thereof, including the identity of the continuing or surviving corporation or entity, transferee, liquidating trust or other agent, as the case may be.

8.25  Credit Agreement and Indenture Releases.

(a)  Parent, Seller, the Company and the Subsidiaries shall obtain the consent of the administrative agent and the requisite lenders under the Credit Agreement to the execution and delivery of this Agreement, the Transaction Documents to which Seller, Parent or the Company is a party, the consummation of the transactions contemplated hereby or thereby, and the compliance by Seller, Parent, the Company and the Subsidiaries with the provisions hereof and thereof, and the release, effective upon the Closing, of (i) all Liens on the capital stock and assets of the Company and the Subsidiaries, and (ii) the Company and the Subsidiaries as guarantors under the Credit Agreement, in each case, to permit the consummation of the transactions contemplated by the Agreement (collectively, the “Credit Agreement Release Documents”). Each of the Credit Agreement Release Documents will be, at Closing, valid, binding and in full force and effect and enforceable in accordance with its terms by the Company and the Subsidiaries, subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar laws affecting creditors’ rights and remedies generally, and subject, as to enforceability, to general principles of equity, including principles of commercial reasonableness, good faith and fair dealing (regardless of whether enforcement is sought in a proceeding at law or in equity).

(b)  Parent, Seller, the Company and the Subsidiaries shall (i) provide the Trustee under the Indenture with an officers’ certificate and opinion of counsel to the effect that the sale of the Shares and the consummation of the other transactions contemplated by this Agreement and the Transaction Documents to which Seller or Parent is a party will be in accordance with the provisions of the Indenture and (ii) obtain from the Trustee a release, effective upon the Closing, of the Company and the Subsidiaries as guarantors under the Indenture, in each case, to permit the consummation of the transactions contemplated by the Agreement (collectively, the “Indenture Release Documents”). Each of the Indenture Release Documents will be, at Closing, valid, binding and in full force and effect and enforceable in accordance with its terms by the Company and the Subsidiaries, subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar laws affecting creditors’ rights and remedies generally, and subject, as to enforceability, to general principles of equity, including principles of commercial reasonableness, good faith and fair dealing (regardless of whether enforcement is sought in a proceeding at law or in equity).

8.26  Application of Purchase Price. From and after the Closing, Parent and Seller shall apply the Purchase Price in accordance with the terms of the Credit Agreement, the Credit Agreement Release Documents, the Indenture and the Indenture Release Documents, and shall not take any action that could result in Purchaser, the Company, the Subsidiaries or any of their respective Affiliates having any liability as a successor or guarantor under the Credit Agreement or the Indenture.

8.27  Cooperation with Respect to Permits. From time to time commencing on the date of this Agreement and until the earlier of the Closing or the termination of this Agreement, Seller shall (i) identify all material Environmental Permits held by the Company or any Subsidiary and (ii) if necessary, assist Purchaser with any transfer or change in control requirements that apply to such Environmental Permits.

8.28  Reimbursement of Capital Expenditures and Diligence Costs.

(a)  For the purposes of this Section 8.28, “Capex Target Amount” means an amount equal to the sum of (i) One Million Dollars ($1,000,000.00) plus (ii) the product of (1) Thirteen Million Five Hundred Fifty-Seven Thousand Dollars ($13,557,000.00) and (2) a fraction, the numerator of which is the number of days elapsed during the period from and including January 1, 2006 and to but excluding the Closing Date (the “Reimbursement Period”) and the denominator of which is 365. Seller shall prepare and deliver to Purchaser a statement setting forth its calculation of the actual capital expenditures made during the Reimbursement Period (the “Actual Capex Amount”) not more than fifteen (15) Business Days after the Closing Date. Purchaser agrees to cause the Company and the Subsidiaries to make available to Seller personnel and records of the Company and the Subsidiaries necessary to calculate such amount. Subject to the resolution of any dispute with respect to the Actual Capex Amount in accordance with the next sentence, if the Actual Capex Amount is (x) greater than the Capex Target Amount, Purchaser shall pay to Seller such excess, (y) less than the Capex Target Amount, Seller shall pay to Purchaser such shortfall, in each case, to the other party by wire transfer of immediately available funds to an account designated by such other party not more than five (5) Business Days after the later of Purchaser’s receipt of Seller’s calculation of the Actual Capex Amount or the resolution of any dispute. Any dispute regarding the calculation of the Actual Capex Amount will be resolved in accordance with the procedures set forth in Section 3.1(b)(iii).

(b)  Purchaser agrees to reimburse Seller following the Closing for all reasonable and documented fees and expenses incurred in connection with the matters set forth on Schedule 8.28(b) not more than five (5) Business Days after receipt of written notice of the amount of such fees and expenses (together with supporting documentation) from Seller. Seller shall not enter into a binding agreement with respect to any matter disclosed on Schedule 8.28(b) and will not incur expenses in respect thereof in excess of $75,000, without the prior written consent of Purchaser.

ARTICLE IX -

CONDITIONS TO CLOSING

9.1  Conditions Precedent to Obligations of Purchaser. The obligation of Purchaser to consummate the transactions contemplated by this Agreement is subject to the fulfillment, on or prior to the Closing Date, of each of the following conditions (any or all of which may be waived by Purchaser in whole or in part to the extent permitted by applicable Law):

(a)  the representations and warranties of Seller, Parent and the Company set forth in this Agreement shall be true and correct as of the date of this Agreement and as of the Closing Date with the same effect as though made as of the Closing Date (except that the accuracy of representations and warranties that by their terms speak as of a specified date will be determined as of such date); provided, however, that in the event of a breach of a representation or warranty, the condition set forth in this Section 9.1(a) shall be deemed satisfied unless the effect of all such breaches of representations and warranties taken together have resulted in, or would reasonably be expected to result in, a Material Adverse Effect;

(b)  Seller, Parent and the Company shall have performed and complied in all material respects with all obligations and agreements required by this Agreement to be performed or complied with by them on or prior to the Closing Date;

(c)  there shall not be in effect any Order by a Governmental Body of competent jurisdiction restraining, enjoining or otherwise prohibiting the consummation of the transactions contemplated hereby;

(d)  the waiting period applicable to the transactions contemplated by this Agreement under the HSR Act or any other applicable Antitrust Law shall have expired or early termination shall have been granted;

(e)  Purchaser shall have received the proceeds of the Financing or the alternative financing contemplated by Section 8.14;

(f)  since the date hereof, there shall not have occurred or be continuing a Material Adverse Effect;

(g)  Seller shall have delivered to Purchaser (i) all necessary consents, modifications, waivers and approvals of parties to any Contract set forth on Schedule 9.1(g)(i) and (ii) all necessary approvals by or registrations with any Governmental Body set forth on Schedule 9.1(g)(ii);

(h)  Seller, the Company and Parent shall have executed and delivered to Purchaser the instruments described in Section 4.2(a);

(i)  Purchaser shall have received a legal opinion from legal counsel to Parent and Seller substantially in the form attached to Schedule 9.1(i);

(j)  each of the Credit Agreement Release Documents and the Indenture Release Documents shall be in full force and effect immediately prior to the Closing;

(k)  Purchaser shall have received a certificate signed by the Chief Financial Officer of Parent setting forth that the Company’s and the Subsidiaries’ unrestricted cash and cash equivalents (including money market accounts, money market funds, money market instruments and demand deposits) as of the Closing (determined in accordance with GAAP as employed by Seller in preparing the Balance Sheet) are not less that One Million Dollars ($1,000,000);

(l)  The 2005 Financials shall show earnings before interest, taxes, depreciation and amortization (EBITDA) for the Wire Harness Business for the twelve month period ending December 31, 2005, of at least Forty Three Million Seven Hundred Fifty Thousand Dollars ($43,750,000);

(m)  each of the restructuring transactions set forth on Schedule 8.15 shall have been completed in accordance with the terms of this Agreement; and

(n)  The Employment Agreement with David Webster shall be in effect immediately prior to the Closing.

9.2  Conditions Precedent to Obligations of Seller. The obligations of Seller to consummate the transactions contemplated by this Agreement are subject to the fulfillment, prior to or on the Closing Date, of each of the following conditions (any or all of which may be waived by Seller in whole or in part to the extent permitted by applicable Law):

(a)  the representations and warranties of Purchaser set forth in this Agreement shall be true and correct as of the date of this Agreement and as of the Closing Date with the same effect as though made as of the Closing Date (except that the accuracy of representations and warranties that by their terms speak as of a specified date will be determined as of such date); provided, however, that in the event of a breach of a representation or warranty, the condition set forth in this Section 9.2(a) shall be deemed satisfied unless the effect of all such breaches of representations and warranties taken together have resulted in, or would reasonably be expected to result in, a material adverse effect on Purchaser’s ability to consummate the transactions contemplated hereby;

(b)  Purchaser shall have performed and complied in all material respects with all obligations and covenants required by this Agreement to be performed or complied with by Purchaser on or prior to the Closing Date;

(c)  there shall not be in effect any Order by a Governmental Body of competent jurisdiction restraining, enjoining or otherwise prohibiting the consummation of the transactions contemplated hereby;

(d)  (i) the waiting period applicable to the transactions contemplated by this Agreement under the HSR Act or any other applicable Antitrust Law shall have expired or early termination shall have been granted and (ii) the consents listed on Schedules 5.3(b) and 6.2(b) shall have been obtained; and

(e)  Purchaser shall have executed and delivered to Seller the instruments described in Section 4.2(b).

9.3  Frustration of Closing Conditions. None of Purchaser or Seller may rely on the failure of any condition set forth in Sections 9.1 or 9.2, as the case may be, if such failure was caused by such party’s failure to comply with any provision of this Agreement.

ARTICLE X -

INDEMNIFICATION

10.1  Indemnification.

(a)  Following the Closing, subject to the provisions of this Article X and Section 11.1, Parent and Seller hereby jointly and severally agree to indemnify and hold the Purchaser, the Company, the Subsidiaries and their respective directors, officers, employees, Affiliates, agents, successors and assigns (collectively, the “Purchaser Indemnified Parties”) harmless from and against any and all notices, actions, suits, proceedings, claims, demands, assessments, judgments, costs, penalties and expenses, including attorneys’ and other professionals’ fees and disbursements (collectively, “Expenses”) incident to any and all losses, liabilities, obligations, damages, costs and expenses with respect to which indemnification is provided hereunder (collectively, with any Expenses, “Losses”), based upon, attributable to or resulting from:

(i)  the failure of any representation or warranty of Seller or Parent set forth in Articles V or VI hereof, or any representation or warranty contained in any certificate delivered by or on behalf of Seller or Parent pursuant to this Agreement, to be true and correct in all respects as of the date made; provided, however, that the indemnification contained in this Article X shall not apply to the failure of any representation or warranty with respect to Taxes (including any representations or warranties set forth in Section 6.8), which matters shall be dealt with solely in Section 8.12;

(ii)  from the breach of any covenant or other agreement on the part of Seller or Parent under this Agreement;

(iii)  any liabilities or obligations arising (A) from the operations of any businesses of the Parent or Seller or their respective subsidiaries other than the Wire Harness Business or (B) as a result of Parent’s direct or indirect ownership or control of the Company and the Subsidiaries, in each case, excluding any liabilities or obligations described in clauses (i), (ii), (iv), (v), (vi) and (vii);

(iv)  any liabilities or obligations arising from, and expenses associated with, the restructuring transactions set forth on Schedule 8.15 retained by Seller or Parent or any Affiliate of Seller or Parent (other than the Company or the Subsidiaries), or associated with the sale of the real property located at 55656 Current Road, Mishawaka, Indiana pursuant to an agreement dated January 31, 2006 by and between the Company and Michael L. Parin;

(v) any suit or claim of violation brought against Purchaser under the WARN Act and other similar applicable Laws for any actions taken by the Company or any Subsidiary prior to the Closing Date with regard to any site of employment, facility, operating unit or employee affected by this Agreement, including (without limitation) any claim or liability arising from or related to the closing of the wire harness facility located in Mishawaka, Indiana;

(vi) any liabilities related to, or obligations arising from, the operation of the China Facility, except to the extent that such liability arises from Purchaser’s or the Company’s or the Subsidiaries’ use or operation of the China Facility after the Closing Date;

(vii)  any liability specified in the Schedules hereto as being retained by Parent or one or more of its Affiliates; and

(vii) the application of Section 280G of the Code to the transactions contemplated hereby.

(b)  Following the Closing, subject to the provisions of this Article X and Section 11.1, Purchaser hereby agrees to indemnify and hold Seller, Parent and their respective Affiliates, agents, successors and assigns (collectively, the “Seller Indemnified Parties”) harmless from and against any and all Losses based upon, attributable to or resulting from:

(i)  the failure of any representation or warranty of the Purchaser set forth in Article VII hereof, or any representation or warranty contained in any certificate delivered by or on behalf of the Purchaser pursuant to this Agreement, to be true and correct as of the date made;

(ii)  the breach of any covenant or other agreement on the part of the Purchaser under this Agreement; and

(iii)  any liabilities or obligations arising from the restructuring transactions set forth on Schedule 8.15 obtained by the Company or the Subsidiaries.

10.2  Limitations on Indemnification for Breaches of Representations and Warranties.

(a)  An indemnifying party shall not have any liability under Section 10.1(a)(i) or Section 10.1(b)(i) hereof:

(i)  unless and until the total amount of Losses to the indemnified parties finally determined to arise thereunder based upon, attributable to or resulting from the breach of all representations and warranties, exceeds, in the aggregate Four Million Dollars ($4,000,000.00) (the “Deductible”), and then only as to the amount of such Losses in excess of the Deductible; provided, however, that the Deductible and the Cap specified in subsection (ii) below shall not apply to breaches of Sections 5.1 (Organization and Good Standing), 5.2 (Authorization of Agreement), 5.4 (Ownership and Transfer of Shares), 6.1 (Organization and Good Standing; Authorization), 6.3 (Capitalization), 6.4(a) (Subsidiaries), 6.18 (Financial Advisors), 6.25 (Sufficiency of Assets), 7.1 (Organization and Good Standing), 7.2 (Authorization of Agreement) or 7.6 (Financial Advisors); and

(ii)  for any Losses for which the indemnifying parties have liability under Section 10.2(a)(i) in excess of Thirty Two Million Dollars ($32,000,000.00) (the “Cap”) once the total amount of Losses to the indemnified parties finally determined to arise thereunder based upon, attributable to or resulting from the breach of all representations and warranties exceeds the Cap.

(b)  No representation or warranty of Seller or Parent contained herein shall be deemed untrue or incorrect, and Seller and Parent shall not be deemed to have breached a representation or warranty as a consequence of the existence of any fact, circumstance or event that is disclosed in response to another representation or warranty contained in this Agreement to the extent that the applicability thereof is reasonably apparent.

(c)  Purchaser shall not make any claim for indemnification under this Article X in respect of any matter that is taken into account in the calculation of Closing Date Working Capital pursuant to Section 3.1.

(d)  Materiality qualifications shall be given effect for purposes of determining the failure of any representations or warranties to be actionable under Section 10.1(a)(i) or Section 10.1(b)(i), but shall be disregarded for purposes of calculating Losses under this Article X.

(e)  No indemnifying party or any of its Affiliates shall have any right of contribution from any indemnified party or any of its Affiliates with respect to any Losses claimed by an indemnified party.

10.3  Indemnification Procedures.

(a)  A claim for indemnification for any matter not involving a Third Party Claim may be asserted by notice to the party from whom indemnification is sought. The failure of any party entitled to indemnification hereunder to give reasonably prompt notice thereof shall not release, waive or otherwise affect the indemnifying party’s obligations with respect thereto except to the extent that the indemnifying party can demonstrate actual loss and prejudice as a result of such failure.

(b)  In the event that any Legal Proceedings shall be instituted or that any claim or demand shall be asserted by any third Person (other than such Legal Proceedings, claim or demand with respect to Taxes, which shall be governed by the provisions of Section 8.12) (a “Third Party Claim”) in respect of which payment may be sought under Section 10.1 hereof (regardless of the Deductible or the Cap referred to above), the indemnified party shall reasonably and promptly cause written notice of the assertion of any Third Party Claim of which it has knowledge which is covered by this indemnity to be forwarded to the indemnifying party. The failure of the indemnified party to give reasonably prompt notice of any Third Party Claim shall not release, waive or otherwise affect the indemnifying party’s obligations with respect thereto except to the extent that the indemnifying party can demonstrate actual loss and prejudice as a result of such failure. The indemnifying party shall have the right, at its sole option and expense, to be represented by counsel of its choice, which must be reasonably satisfactory to the indemnified party, and to defend against, negotiate, settle or otherwise deal with any Third Party Claim which relates to any Losses indemnified against hereunder. If the indemnifying party elects to defend against, negotiate, settle or otherwise deal with any Third Party Claim which relates to any Losses indemnified against hereunder, it shall within thirty (30) days after its receipt of notice of a Third Party Claim from the indemnified party (or sooner, if the nature of the Third Party Claim so requires) notify the indemnified party of its intent to do so. If the indemnifying party elects not to defend against, negotiate, settle or otherwise deal with any Third Party Claim which relates to any Losses indemnified against hereunder, the indemnified party may defend against, negotiate or otherwise deal with such Third Party Claim; provided, however, that the indemnified party shall not be permitted to settle such Third Party Claim without the prior written consent of the indemnifying party (which shall not be unreasonably withheld). If the indemnified party defends any Third Party Claim, then the indemnifying party shall reimburse the indemnified party for the reasonable and documented Expenses of defending such Third Party Claim upon submission of periodic bills. If the indemnifying party shall assume the defense of any Third Party Claim, the indemnified party may participate, at his or its own expense, in the defense of such Third Party Claim; provided, however, that such indemnified party shall be entitled to participate in any such defense with separate counsel at the expense of the indemnifying party if (i) so requested by the indemnifying party to participate or (ii) in the reasonable opinion of counsel to the indemnified party, a conflict or potential conflict exists between the indemnified party and the indemnifying party that would make such separate representation advisable; and provided, further, that the indemnifying party shall not be required to pay for more than one such counsel for all indemnified parties in connection with any Third Party Claim. The parties hereto agree to cooperate fully with each other in connection with the defense, negotiation or settlement of any such Third Party Claim.

(c)  After any final judgment or award shall have been rendered by a court, arbitration board or administrative agency of competent jurisdiction and the expiration of the time in which to appeal therefrom, or a settlement shall have been consummated, or the indemnified party and the indemnifying party shall have arrived at a mutually binding agreement with respect to a Third Party Claim hereunder (any such final judgment, settlement or agreement, a “Final Determination”), the indemnified party shall forward to the indemnifying party notice of any sums due and owing by the indemnifying party pursuant to this Agreement with respect to such matter.

(d)  (i)Notwithstanding paragraphs (b) and (c) above, if a Third Party Claim involves a claim (A) seeking injunctive relief with respect to the operation of the business of the Company and its Subsidiaries, (B) seeking to impose criminal (other than misdemeanors) fines, penalties or sanctions or (C) by a current material customer of the Company and the Subsidiaries (each such Third Party Claim, an “Excluded Claim”), then the indemnified party shall, upon written notice to the indemnifying party at the time notice of such Excluded Claim is first given to the indemnifying party, have the right to elect to either (x) assume the defense of such Excluded Claim, in which case, such Excluded Claim shall be subject to clause (ii) below, or (y) submit such Excluded Claim to the indemnifying party pursuant to paragraph (b) above, in which case the procedures in paragraph (b) above shall apply to such Excluded Claim.

(ii) If an indemnified party elects to assume the defense of an Excluded Claim, such indemnified party shall, at its own expense, be permitted to defend against, negotiate, settle or otherwise deal with such Excluded Claim and shall not be obligated to seek the indemnifying party’s consent to any settlement. The indemnifying party shall be permitted, at its own expense, to participate in the defense of such Excluded Claim. Upon a Final Determination, the indemnified party shall be permitted to proceed directly against the indemnifying party for the amount of Losses incurred by reason of such Excluded Claim pursuant to paragraph (a) above; provided, however, that it is acknowledged and agreed by the parties hereto that the issue of the indemnifying party’s liability for such Excluded Claim and the amount of any applicable Losses shall be addressed de novo and the indemnifying party shall not be prejudiced by any Final Determination with respect to such Excluded Claim.

10.4  Sole Remedy. The parties hereto agree that their respective remedies under Article X of this Agreement are their exclusive remedies under this Agreement from and after the Closing Date, including without limitation, any matter based on the inaccuracy, untruth, incompleteness or breach of any representation or warranty of any party hereto contained herein or based on the failure of any covenant, agreement or undertaking herein, and the parties hereto hereby waive any claims with respect to any other right of contribution or indemnity available against any indemnifying party hereunder in such capacity on the basis of common law, statute or otherwise beyond the express terms of this Agreement; provided, however, that this exclusive remedy for damages does not preclude a party from bringing an action for fraud. Notwithstanding the foregoing, this Section 10.4 shall not operate to interfere with or impede the operation of the provisions of (i) Section 8.12 providing for the resolution of certain disputes with respect to Tax matters and indemnification for any such matters, (ii) Section 8.18 with respect to Parent’s or Purchaser’s right to seek equitable remedies (including specific performance or injunctive relief) or (iii) the Contracts to be entered into at Closing set forth on Schedule 8.15.

10.5  Limitation on Losses. Notwithstanding any other provision of this Agreement, the liability for indemnification of any indemnifying party under this Agreement shall not exceed the actual damages of the party entitled to indemnification and shall not otherwise include incidental, consequential, indirect, special, punitive, exemplary or other similar damages, other than compensatory damages.

10.6  Adjustments for Insurance and Tax Benefits. Any indemnification payable in accordance with this Article X shall be net of any (i) amounts actually recovered (after deducting related costs and expenses) by the indemnified party for the Losses for which such indemnification payment is made under any insurance policy, warranty or indemnity from any Person other than a party hereto and (ii) Tax benefits actually (and not potentially) realized by the indemnified party in respect of any Losses for which such indemnification payment is made.

10.7  Tax Treatment of Indemnity Payments. Seller and Purchaser agree to treat any indemnity payment made pursuant to this Article X as an adjustment to the Purchase Price for federal, state, local and foreign income Tax purposes.

ARTICLE XI -

MISCELLANEOUS

11.1  Survival of Representations, Warranties and Covenants. The representations, warranties and pre-closing covenants of the parties made herein or in any other document or agreement delivered pursuant to this Agreement shall survive and remain in full force and effect for a period of fifteen (15) months after the Closing Date, notwithstanding any investigation of any time made by or on behalf of Purchaser; provided, however, that (a) the representations and warranties of Parent and Seller contained in Sections 5.1 (Organization and Good Standing; Authorization), 5.2 (Authorization of Agreement), 5.4 (Ownership and Transfer of Shares), 6.1 (Organization and Good Standing), 6.3 (Capitalization), 6.18 (Financial Advisors), 7.1 (Organization and Good Standing), 7.2 (Authorization of Agreement) and 7.6 (Financial Advisors) shall survive indefinitely, (b) the representations and warranties of Parent and Seller contained in Section 6.8(a) (Taxes) shall terminate on the Closing Date and the representations and warranties in Section 6.8(b) (Taxes) shall survive and remain in effect until ninety (90) days after the expiration of the applicable statute of limitations or statutory Tax assessment period (including all periods of extension, whether automatic or permissive), and (c) the representations and warranties specified in Section 6.17 (Environmental Matters) shall survive and remain in full force and effect for a period of thirty (30) months after the Closing Date (the applicable period, the “Survival Period”), and there shall be no liability in respect thereof to any party hereto or their Affiliates in respect thereof after the expiration of the Survival Period, whether such liability has accrued prior to or after the Closing Date except as to any matters with respect to which a bona fide written claim shall have been made within the Survival Period, in which event survival shall continue (but only with respect to, and to the extent of, such claim) until such claim shall have been finally resolved. All covenants and agreements, which, by their terms, contemplate performance after the Closing Date, shall survive in accordance with their terms.

11.2  Expenses. Except as otherwise provided in this Agreement, Purchaser shall bear its expenses and Parent and Seller shall bear their expenses and the expenses of the Company and the Subsidiary, incurred in connection with the negotiation and execution of this Agreement and each other agreement, document and instrument contemplated by this Agreement and the consummation of the transactions contemplated hereby and thereby.

11.3  Submission to Jurisdiction; Consent to Service of Process.

(a)  Any litigation against any party hereto, including any to enforce any judgment entered by any court in respect of any thereof may be brought in any federal or state court of competent jurisdiction located in State of New York, and the parties hereto hereby irrevocably submit to the exclusive jurisdiction of any federal or state court located within New York, New York, over any such action. The parties hereby irrevocably waive, to the fullest extent permitted by applicable Law, any objection which they may now or hereafter have to the laying of venue of any such action brought in such court or any defense of inconvenient forum for the maintenance of such action. Each of the parties hereto agrees that a judgment in any such action may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law.

(b)  Each of the parties hereto hereby consents to process being served by any party to this Agreement in any suit, action or proceeding by delivery of a copy thereof in accordance with the provisions of Section 11.6.

11.4  Entire Agreement; Amendments and Waivers. This Agreement (including the schedules and exhibits hereto) and the Confidentiality Agreement represent the entire understanding and agreement between the parties hereto with respect to the subject matter hereof. This Agreement can be amended, supplemented or changed, and any provision hereof can be waived, only by written instrument making specific reference to this Agreement signed by the party against whom enforcement of any such amendment, supplement, modification or waiver is sought. No action or nonaction taken pursuant to this Agreement, including without limitation, any investigation by or on behalf of any party, shall be deemed to constitute a waiver by the party taking such action or nonaction of compliance with any representation, warranty, covenant or agreement contained herein. The waiver by any party hereto of a breach of any provision of this Agreement shall not operate or be construed as a further or continuing waiver of such breach or as a waiver of any other or subsequent breach. No failure on the part of any party to exercise, and no delay in exercising, any right, power or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of such right, power or remedy by such party preclude any other or further exercise thereof or the exercise of any other right, power or remedy.

11.5  Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of New York applicable to contracts made and performed in such state.

11.6  Notices. All notices and other communications under this Agreement shall be in writing and shall be deemed given (i) when delivered personally by hand (with written confirmation of receipt), (ii) when sent by facsimile (with written confirmation of transmission) or (iii) one Business Day following the day sent by overnight courier (with written confirmation of receipt), in each case at the following addresses and facsimile numbers (or to such other address or facsimile number as a party may have specified by notice given to the other party pursuant to this provision):

If to Parent, Seller or the Company, to: Viasystems Group, Inc. 101 South Hanley Road, Suite 400 St. Louis, Missouri 63105 Facsimile: (314) 746-2251
Attention:	David M. Sindelar
Daniel J. Weber

With a copy to:

Weil, Gotshal & Manges LLP
200 Crescent Court, Suite 300
Dallas, Texas 75201
Facsimile: (214) 746-7777
Attention: R. Scott Cohen

If to Purchaser, to:

Electrical Components International Holdings Company
c/o Francisco Partners, L.P.
2882 Sand Hill Road, Suite 280
Menlo Park, California 94025
Facsimile: (650) 233-2999

Attention:	David T. ibnAle
Ann Savellano
With a copy to: O’Melveny & Myers LLP Embarcadero Center West 275 Battery Street Suite 2600 San Francisco, CA 94111 Facsimile: (415) 984-8701
Attention:	Michael J. Kennedy
Michael S. Dorf

11.7  Severability. If any term or other provision of this Agreement is invalid, illegal, or incapable of being enforced by any law or public policy, all other terms or provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal, or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby are consummated as originally contemplated to the greatest extent possible.

11.8  Binding Effect; Assignment. This Agreement shall be binding upon and inure to the benefit of the parties and their respective successors and permitted assigns. Nothing in this Agreement shall create or be deemed to create any third party beneficiary rights in any Person not a party to this Agreement except as contemplated by Section 8.7. No assignment of this Agreement or of any rights or obligations hereunder may be made by Seller or Purchaser, directly or indirectly (by operation of law or otherwise), without the prior written consent of the other party hereto and any attempted assignment without the required consents shall be void. No assignment of any obligations hereunder shall relieve the parties hereto of any such obligations; provided, however, that Purchaser may assign its rights and interests without Parent’s, Seller’s or the Company’s consent (i) to any of its Affiliates or (ii) for collateral security purposes, to any lender providing the Financing to Purchaser or any of its Affiliates; provided, further, however, in each case of clauses (i) and (ii), any such assignment shall not relieve Purchaser of its obligations hereunder.

11.9  Counterparts. This Agreement may be executed in one or more counterparts, each of which will be deemed to be an original copy of this Agreement and all of which, when taken together, will be deemed to constitute one and the same agreement.

11.10  Guarantee. Parent hereby unconditionally, irrevocably and absolutely guarantees to Purchaser the due and punctual performance and discharge of all of Seller’s and the Company’s pre-closing obligations under this Agreement existing on the date hereof or hereafter of any kind or nature whatsoever, including, without limitation, the due and punctual payment of any amount that Seller is or may become obligated to pay pursuant to this Agreement. The guarantee under this Section 11.10 is a guarantee of timely payment and performance and not merely of collection.

11.11  Non-Recourse. No past, present or future director, officer, employee, incorporator, member, partner, stockholder or subsidiary of Parent (other than Seller, the Company and the Subsidiaries) or Seller (other than Parent, the Company and the Subsidiaries) shall have any liability for any obligations or liabilities of Parent, Seller or the Company under this Agreement of or for any claim based upon, in respect of, or by reason of, the transactions contemplated hereby.

11.12  Further Assurances. Each party covenants that at any time, and from time to time, after the Closing Date, it will execute such additional instruments and take such actions as may be reasonably requested by the other parties to confirm or perfect or otherwise to carry out the intent and purposes of this Agreement.

[Remainder Of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first written above.

ELECTRICAL COMPONENTS INTERNATIONAL HOLDINGS COMPANY

By:	/s/ David ibnAle
Name: David ibnAle
Title: President and Chief Executive Officer

WIRE HARNESS HOLDING COMPANY, INC.

By:	/s/ David M. Sindelar
Name: David M. Sindelar
Title: Chief Executive Officer

VIASYSTEMS GROUP, INC.

By:	/s/ David M. Sindelar
Name: David M. Sindelar
Title: Chief Executive Officer

WIRE HARNESS INDUSTRIES, INC.

By:	/s/ David M. Sindelar
Name: David M. Sindelar
Title: Chief Executive Officer